SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 27, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

FINANCIAL STATEMENTS AS OF
SEPTEMBER 30, 2007

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 - City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

CENTRAL BANK OF ARGENTINA: Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2, Fo. 75, dated March 8, 1967.

EXPIRATION OF ARTICLES OF INCORPORATION: March 08, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY):
                Under No. 9,777 - Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006.

TABLE OF CONTENTS

•	Limited review report on interim-period financial statements
•	Balance sheets	1
•	Statement of income	5
•	Statement of changes in shareholders’ equity	7
•	Statement of cash flows	8
•	Notes to the financial statements	10
•	Exhibits A through L, N and O	47
•	Consolidated balance sheet	63
•	Consolidated statements of income	67
•	Consolidated statements of cash flows	68
•	Consolidated statements of debtors by situation	70
•	Notes to the consolidated financial statements with subsidiaries	73
•	Exhibit I to the consolidated financial statements with subsidiaries	91

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of September 30, 2007, and the related statements of income, changes in shareholders’ equity, and cash flows for the nine-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of September 30, 2007, and the related consolidated statements of income, and cash flows for the nine-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank’s Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the Central Bank of Argentina applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the Central Bank of Argentina, which differ from the professional accounting standards in Argentina in certain valuation and disclosure aspects described in the abovementioned note. Such note does not quantify some of the effects of these departures. However, the Bank estimates that they are significant.

4.
As further explained in Note 22, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the Central Bank of Argentina but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above for them to be presented in accordance with accounting standards established by the Central Bank of Argentina and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2006, and the statements of income and changes in shareholders’ equity, of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2006, which were presented for comparative purposes, we report that:

a)
On February 27, 2007, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2006, which, based on our audit and on the report issued by the other auditors on the subsidiary Nuevo Banco Bisel S.A.'s financial statements as of the same closing date, included a qualified opinion due to differences between the application of the Central Bank of Argentina accounting standards and the professional accounting standards effective in Argentina. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2006.

b)
On November 7, 2006, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2006, which included qualifications for differences between the Central Bank of Argentina accounting standards and the professional accounting standards effective in Argentina. In addition, our report included a scope limitation resulting from not having performed a limited review of the financial statements of the subsidiary Nuevo Banco Bisel S.A. as of September 30, 2006, which were used to value the equity interest (accounted for under the equity method) held by BANCO MACRO S.A. and its subsidiary Nuevo Banco Suquía S.A., and which were also included in BANCO MACRO S.A.’s consolidated financial statements as of that date. This equity interest represented investments in the amount of thousands of Ps. 869,935 and earnings for thousands of Ps. 20,454 in Banco Macro S.A.’s financial statements. In addition, Nuevo Banco Bisel S.A.’s assets and financial income for the same period represented 19% and 5% of the respective consolidated totals of BANCO MACRO S.A. and its subsidiaries.

7.        In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal aspects, pursuant to current legal requirements and Central Bank of Argentina regulations.

c)
As of September 30, 2007, the liabilities accrued for employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 2,281,934, none of which was due as of that date.

City of Buenos Aires,
November 08, 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007	12/31/2006
ASSETS

A. CASH
Cash on hand	270,690	280,437
Due from banks and correspondents
Central Bank of Argentina	746,816	841,284
Local Other	17,642	13,556
Foreign	268,295	243,788
	1,303,443	1,379,065

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings for trading or financial intermediation	144,521	221,847
Instruments issued by the Central Bank of Argentina	2,344,604	1,037,405
Investments in listed private securities		1,049
Unlisted government securities	3
	2,489,128	1,260,301

C. LOANS (Exhibits B, C and D)
To the non-financial government sector	364,218	360,263
To the financial sector
Interfinancing - (granted call)	13,960	120,000
Other financing to Argentine financial Institutions	50,858	39,065
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,024	1,616
To the non-financial private sector and foreign residents
Overdrafts	925,467	567,614
Documents	418,134	232,255
Mortgage loans	215,844	159,126
Pledged loans	52,080	65,852
Personal loans	1,622,261	914,491
Credit cards	281,904	220,016
Other (Note 6.1)	902,706	658,110
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	49,857	35,690
less: Unearned discount	(10,014)	(6,027)
less: Allowances (Exhibit J)	(110,597)	(124,146)
	4,777,702	3,243,925

Jorge H. Brito
Chairperson

	09/30/2007	12/31/2006

D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	86,847	58,026
Amounts receivable from spot and forward sales pending settlement	1,022,201	438,780
Securities and foreign currency receivable from spot and forward purchases pending settlement	203,022	435,551
Unlisted corporate bonds (Exhibits B, C and D)	669	934
Receivables from forward transactions without delivery of underlying asset	228	110
Other receivables not covered by debtors classification standards (Note 6.2)	467,724	306,129
Other receivables covered by debtors classification standards (Exhibits B, C and D)	31,257	20,684
less: Allowances (Exhibit J)	(2,791)	(2,661)
	1,809,157	1,257,553

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Exhibits B, C and D)	162,055	123,461
less: Allowances (Exhibit J)	(1,989)	(1,611)
	160,066	121,850

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	1,900,667	1,534,837
Other	27,696	24,197
less: Negative goodwill	(483)	(483)
less: Allowances (Exhibit J)	(540)	(1,016)
	1,927,340	1,557,535

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	14,670	16,008
Minimum presumed income tax - Tax Credit		24,372
Other (Note 6.3)	157,317	97,176
Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	22	50
Other accrued interest and adjustments receivable	59	66
less: Allowances (Exhibit J)	(14,437)	(14,647)
	157,631	123,025

H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	211,258	201,621

I. OTHER ASSETS (Exhibit F)	166,186	153,838

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	60,809	66,607
Organization and development costs	106,113	84,134
	166,922	150,741

K. ITEMS PENDING ALLOCATION	518	737

TOTAL ASSETS	13,169,351	9,450,191

Jorge H. Brito
Chairperson

	09/30/2007	12/31/2006

LIABILITIES

L. DEPOSITS (Exhibits H and I)
From the non-financial government sector	1,506,564	938,949
From the financial sector	8,209	1,394
From the non-financial private sector and foreign residents
Checking accounts	863,378	688,744
Savings accounts	1,571,041	1,240,913
Time deposits	3,120,634	2,155,980
Investment accounts	34,875	18,751
Other (Note 6.4)	148,380	134,290
Accrued interest, adjustments, foreign exchange and quoted price differences payables	28,448	19,699
	7,281,529	5,198,720

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	770	778
Banks and international Institutions (Exhibit I)	158,247	173,177
Non-subordinated Corporate Bonds (Exhibit I)	780,365
Amounts payable for spot and forward purchases pending settlement	181,631	332,755
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,188,098	529,546
Financing received from Argentine financial Institutions (Exhibit I)
Interfinancing - (received call)	81,140	25,000
Other financing received from Argentine financial Institutions	21,622	22,674
Accrued interest payables	532	23
Receivables from forward transactions without delivery of underlying asset	275
Other (Note 6.5. and Exhibit I)	240,306	140,853
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	40,891	25,818
	2,693,877	1,250,624

N. OTHER LIABILITIES
Dividends payable	1
Other (Note 6.6.)	82,442	125,210
Accrued interest and adjustments payables	1,300
	83,743	125,210

O. PROVISIONS (Exhibit J)	69,489	52,311

P. SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	501,505	507,844

Q. ITEMS PENDING ALLOCATION	298	505

TOTAL LIABILITIES	10,630,441	7,135,214

SHAREHOLDERS' EQUITY (As per related statement)	2,538,910	2,314,977

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,169,351	9,450,191

Jorge H. Brito
Chairperson

	09/30/2007	12/31/2006

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	5,490,092	5,386,973
Contingent	1,585,429	1,265,431
Guarantees received	1,272,163	956,164
Other not covered by debtors classification standards	433	3,450
Contingent debit-balance contra accounts	312,833	305,817
Control	3,294,665	3,651,855
Receivables classified as irrecoverable	434,518	425,875
Other (Note 6.7.)	2,792,819	3,184,787
Control debit-balance contra accounts	67,328	41,193
Derivatives	609,998	469,687
Notional value of call options taken		119,345
Notional value of put options taken	10,302	50,649
Notional value of forward transactions without delivery of underlying asset	287,969
Derivatives debit-balance contra accounts	311,727	299,693

CREDIT-BALANCE ACCOUNTS	5,490,092	5,386,973
Contingent	1,585,429	1,265,431
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	126,815	182,927
Other guarantees provided not covered by debtors classification standards	44,277	43,289
Other covered by debtors classification standards (Exhibits B, C and D)	141,741	79,601
Contingent credit-balance contra accounts	1,272,596	959,614
Control	3,294,665	3,651,855
Checks to be credited	67,328	41,193
Control credit-balance contra accounts	3,227,337	3,610,662
Derivatives	609,998	469,687
Notional value of call options sold	10,293	50,612
Notional value of put options sold	89,357	221,505
Notional value of forward transactions without delivery of underlying asset	212,077	27,576
Derivatives credit-balance contra account	298,271	169,994

Note: The accompanying notes 1 through 22 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2007 AND 2006
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007	09/30/2006

A. FINANCIAL INCOME
Interest on cash and due from banks	6,395	2,500
Interest on loans to the financial sector	14,647	6,364
Interest on overdrafts	67,872	42,582
Interest on documents	20,800	16,051
Interest on mortgage loans	17,665	15,101
Interest on pledged loans	7,473	8,398
Interest on credit card loans	21,247	13,998
Interest on other loans	236,716	119,432
Interest on other receivables from financial intermediation	8,441	7,133
Income from government and private securities, net (Note 6.8.)	118,155	107,136
Income from guaranteed loans - Presidential Decree No. 1,387/01	12,660	12,831
CER (Benchmark Stabilization Coefficient) adjustment	23,058	37,389
CVS (Salary Variation Coefficient) adjustment	901	603
Difference in quoted prices of gold and foreign currency	18,412	15,966
Other (Note 6.9)	69,951	33,543
	644,393	439,027

B. FINANCIAL EXPENSE
Interest on checking accounts	11,568	3,257
Interest on savings accounts	3,658	2,960
Interest on time deposits	174,255	92,698
Interest on interfinancing received loans ( received call )	2,468	513
Interest on other financing to financial Institutions	7	8
Interest on other liabilities from financial intermediation	48,299	10,794
Interest on subordinated bonds	37,940	1,333
Other interest	1,630	4,049
Net loss from options		285
CER adjustment	5,051	19,235
Contribution to Deposit Guarantee Fund	7,545	5,107
Other (Note 6.10)	40,080	25,626
	332,501	165,865

GROSS INTERMEDIATION MARGIN - GAIN	311,892	273,162

C. PROVISION FOR LOAN LOSSES	28,134	29,664

D. SERVICE-CHARGE INCOME
Related to lending transactions	16,290	14,036
Related to deposits	144,062	108,154
Other fees	8,476	9,240
Other (Note 6.11)	56,599	43,749
	225,427	175,179

Jorge H. Brito
Chairperson

	09/30/2007	09/30/2006

E. SERVICE-CHARGE EXPENSE
Fees	11,509	8,260
Other (Note 6.12)	44,793	24,670
	56,302	32,930

F. ADMINISTRATIVE EXPENSES
Personnel expenses	187,076	147,182
Directors' and statutory auditors' fees	16,656	9,083
Other professional fees	18,324	22,471
Advertising and publicity	25,537	16,964
Taxes	3,671	3,471
Depreciation of equipment	19,114	14,139
Amortization of organization costs	9,872	8,107
Other operating expenses (Note 6.13.)	53,333	42,288
Other	9,284	9,082
	342,867	272,787

NET INCOME FROM FINANCIAL INTERMEDIATION	110,016	112,960

G. OTHER INCOME
Income from long-term investments	269,787	188,455
Penalty interest	2,414	1,755
Recovered loans and allowances reversed	34,065	64,567
CER adjustments	100	246
Other (Note 6.14)	16,819	23,162
	323,185	278,185

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	19	19
Charges for other receivables uncollectibility and other allowances	3,524	9,680
Amortization of differences from amparos	13,802	11,660
Depreciation and loss of other assets	4,284	2,502
Goodwill amortization	5,798	2,200
Other (Note 6.15)	46,249	42,846
	73,676	68,907

NET INCOME BEFORE INCOME TAX	359,525	322,238

I. INCOME TAX (Note 4.)	33,000	45,000

NET INCOME FOR THE PERIOD	326,525	277,238

Note: The accompanying notes 1 through 22 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2007 AND 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007								09/30/2006

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Special - Corporate Bonds (2)	Voluntary	Unappropriated earnings (1)	Total	Total
Balances at the beginning of the fiscal year	683,943	394,500	4,511	297,845		211	933,967	2,314,977	1,489,574

Distribution of unappropiated earnings, as approved by the Shareholders Meeting held on April 26, 2007 and April 28, 2006, respectively:
Legal reserve				84,860			(84,860)
Cash dividends							(102,592)	(102,592)	(68,395)
Special reserve (2)					45,515		(45,515)
Reversal of Special Reserve from
Corporate Bonds -
Interest paid Class 1 (2)					(35,562)		35,562

Share subscription approved by Shareholders
Meeting held on September 26, 2005 (3)									469,500

Net income for the period							326,525	326,525	277,238
Balances at the end of period	683,943	394,500	4,511	382,705	9,953	211	1,063,087	2,538,910	2,167,917

(1) See Note 20.
(2) See Note 10.c.1)
(3) See Note 9.

Note: The accompanying notes 1 through 22 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENT OF CASH FLOWS
RELATED TO THE NINE-MONTH PERIOD
ENDED SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Changes in cash and cash equivalents (Note 3.3.4)
Cash at beginning of year	1,379,065
Cash at end of period	1,303,443
Net cash decrease	(75,622)

Causes of changes in cash

Operating activities
Net collections/ (payments):
- Government and private securities	(298,315)
- Loans
- to the financial sector	119,446
- to the nonfinancial government sector	4,618
- to the nonfinancial private sector and foreign residents	(1,224,402)
- other receivables from financial intermediation	(800,068)
- Assets under financial lease	(19,345)
- Deposits
- to the financial sector	6,816
- to the nonfinancial government sector	560,592
- to the nonfinancial private sector and foreign residents	1,406,250
- Other liabilities from financial intermediation
Others (except liabilities included under financing activities)	(134,417)
Collections related to service-charge income	225,258
Payments related to service-charge expenses	(56,651)
Administrative expenses paid	(318,206)
Payment of organization and development expenses	(22,464)
Net collections related to punitive interest	2,414
Differences from payments related to court orders	(23,189)
Collections of dividends from other companies	621
Other payments related to other income and losses	(4,974)
Net payments from other operating activities	(39,470)
Payment of income tax / minimum presumed income tax	(55,976)
Net cash flows used in operating activities	(671,462)

Jorge H. Brito
Chairperson

(Continued)

Investing activities
Net payments for bank premises and equipment	(23,647)
Net payments for other assets	(18,220)
Net payments for purchases of investments in other companies (1)	(49,158)
Net cash flows used in investing activities	(91,025)

Financing activities
Net collections/ (payments):
- Nonsubordinated corporate bonds (2)	759,238
- BCRA (Central Bank of Argentina):
Other	(8)
- Banks and International Organizations	(14,930)
- Subordinated corporate bonds	(13,471)
- Financing received from financial institutions in Argentina	5,879
Payment of dividends	(102,592)
Other collections from financing activities	46,354
Net cash flows provided by financing activities	680,470

Financial income (expense) and holding gains (losses) on cash and cash equivalents	6,395

Net decrease in cash	(75,622)

(1) Including the effect deriving from the subscription of Banco del Tucumán S.A.'s capital increase mentioned in note 2.5.
(2) See Notes 10.c.2.) and 10.c.3.).

Note: The accompanying notes 1 through 22 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.        BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the Buenos Aires Stock Exchange since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, once it was approved by the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the Central Bank authorized the merger between Banco Macro S.A. and Banco Bansud S.A., and the Bank name changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by BNA (Banco de la Nación Argentina) and Fundación BNA” (see additionally note 2.8.).

Since March 24, 2006, Banco Macro Bansud S.A.’s stock has been listed on the New York Stock Exchange (see additionally note 9.).

On April 28, 2006, Banco Macro Bansud S.A.’s General Regular and Special Shareholders’ Meeting approved the amendment to the Bank´s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations´ regulatory agency) occurred in August 2006. Therefore, we will refer to it as “Banco Macro S.A.” or “the Bank”.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A. (see note 2.5); (ii) 100% (77% directly and 23% indirectly through Nuevo Banco Suquía S.A.) of the common shares of Nuevo Banco Bisel S.A. (see note 2.6); and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (see note 2.7). On May 28, 2007, the Bank and Nuevo Banco Suquía S.A. acquired 100% of the preferred shares of Nuevo Banco Bisel S.A. (see note 2.6.).

During 2007, the shareholders of Banco Macro S.A. and Nuevo Banco Suquía S.A. decided to merge both entities to integrate both structures given the similarities in their activities and business, so as to achieve greater efficiency. In August 2007, the Central Bank authorized the merger of Banco Macro S.A. with Nuevo Banco Suquía S.A., which took place on October 16, 2007 (see note 2.8.).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including Nuevo Banco Suquía S.A., Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Sud Bank & Trust Corporate Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa (formerly Sud Valores S.A. Sociedad de Bolsa), Sud Inversiones & Análisis S.A., Macro Fondos S.G.F.C.I. S.A. (formerly Sud Valores S.G.F.C.I. S.A.), Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

2.        BANK OPERATIONS

    2.1. Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, the Bank and the Misiones Provincial Government entered into a special-relationship extension agreement, whereby the effective term of the agreement was extended through December 31, 2019, and the prices of the services to be rendered over such effective period were set.

As of September 30, 2007 and December 31, 2006, the deposits of the Misiones Provincial Government amounted to 181,749 and 279,507 (including 33,292 and 29,516 related to court deposits), respectively.

    2.2. Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, the Salta Province Ministry of Treasury and Public Works approved an addenda which extended the term of this special-relationship agreement, and its exhibits, extension and additional agreements for the term of ten years as from March 1, 2006 and expiring on March 1, 2016.

As of September 30, 2007 and December 31, 2006, the deposits of the Salta Provincial Government amounted to 567,739 and 288,432 (including 54,654 and 53,876 related to court deposits), respectively.

            2.3. Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such special-relationship agreement was extended through November 4, 2014.

As of September 30, 2007 and December 31, 2006, the deposits of the Jujuy Provincial Government amounted to 326,698 and 284,064 (including 31,931 and 32,179 related to court deposits), respectively.

    2.4. Uniones Transitorias de Empresas (joint ventures)

a)    Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. (in which each holds a 50% equity interest), whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of September 30, 2007, and December 31, 2006, the net assets of such joint venture recorded in the Bank’s financial statements through the equity method amounted to 3,103 and 3,515, respectively.

Also, as of Semtember 30, 2007, and 2006, income booked for the interest in such joint venture amounted to 6,120 and 5,913, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

b)    Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A - Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of September 30, 2007, and December 31, 2006, the net assets of such joint venture recorded in the Bank’s financial statements using the equity method amounted to 1,146 and 1,150, respectively.

Also, as of September 30, 2007, the income booked for the Bank’s interest in such joint venture amounted to 5, whereas as of September 30, 2006, it carried a loss in the amount of 9.

   2.5. Banco del Tucumán S.A.

In line with its strategy to increase its market position in the interior of Argentina, on November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A. Such event was approved by the BCRA on March 6, 2006, through Board of Governors’ Resolution No. 50, as well as by the Technical Coordination Department of the Economy and Production Ministry on April 7, 2006.

In this regard, on May 5, 2006, the Bank acquired 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the abovementioned agreement related to consumer loan portfolio currently fully provisioned. As of the date of acquisition, such liabilities amounted to about 1,662 (as of September 30, 2007, it amounted to 145). Consequently, the total acquisition price amounted to 47,623.

As of the date of acquisition (May 5, 2006), the assets and liabilities of Banco del Tucumán S.A. amounted to 700,612 and 660,547, respectively; therefore, shareholders' equity amounted to 40,065.

Therefore, the Bank booked a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049). The goodwill will be amortized using the straight line method over ten years pursuant to Central Bank rules.

Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668. Thus, the total equity interest as of December 31, 2006, amounted to 79.84%.

As of September 30, 2007 and December 31, 2006, the positive goodwill resulting from such acquisition was booked under “Intangible assets” in the amount of 15,678 and 17,048, respectively (net of amortizations for 564 and 1,194, respectively).

Additionally, on November 28, 2006, the general regular and special Shareholders' Meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. During January 2007, Banco Macro S.A. subscribed the total increase, thus increasing its overall interest in Banco del Tucumán S.A. to 89.92%.

Additionally, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel de Tucumán.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

   2.6. Nuevo Banco Bisel S.A.

On May 9, 2006, BNA and Fundación BNA (sellers) and Banco Macro S.A. and Nuevo Banco Suquía S.A. (buyers) signed a stock purchase agreement, whereby the buyers acquired 77% and 23%, respectively, of the voting common shares in Nuevo Banco Bisel S.A. representing the same percentages of voting rights.

In Addition, Nuevo Banco Bisel S.A. holds 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to an mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares, which belonged to SEDESA as of the date of acquisition.

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the Bank and Nuevo Banco Suquía S.A.; or (ii) the payment by the two of them of a capital increase in the amount of 830,000 (639,100 and 190,900, respectively), under the terms of the agreement signed on May 9, 2006.

On September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 11, 2006, authorized the Bank and Nuevo Banco Suquía S.A. to acquire 92.73% of the capital stock of Nuevo Banco Bisel S.A.

As of the date of acquisition assets and liabilities of Nuevo Banco Bisel S.A. amounted to 1,824,644 and 1,804,534, respectively; therefore, shareholders' equity amounted to 20,110.

As a result of the acquisition, the Bank and its subsidiary, Nuevo Banco Suquía S.A., booked a total positive goodwill, included in the consolidated financial statements, amounting to 66,042 (50,852 and 15,190, respectively), which arises from the difference between the total price paid (19,509) for the total shares of common stock (92.73% of the total capital stock) and the negative shareholders’ equity of such bank as of the acquisition date (-46,533), after deducting SEDESA’s preferred shares and the preferred dividend accrued as of such date (66,643). Such positive goodwill will be amortized in ten years pursuant to Central Bank rules.

On August 11, 2006, the Bank and Nuevo Banco Suquía S.A. paid up in cash the abovementioned capital increase in Nuevo Banco Bisel S.A., thus taking controls of such bank as from such date.

As of September 30, 2007 and December 31, 2006, such positive goodwill booked under “Intangible assets” of the stand-alone financial statements of Banco Macro S.A., amounted to 46,192 and 48,734, respectively (net of amortizations for 5,932 and 2,118, respectively). At consolidated level, such figures amount to 59,990 and 63,290, respectively (net of amortizations for 6,052 and 2,752, respectively).

On May 28, 2007, Banco Macro S.A. and Nuevo Banco Suquía S.A., acquired the preferred shares from SEDESA by in the abovementioned proportions, by exercising a call option. The price payable was fixed at 66,240 plus an annual nominal 4% interest until payment thereof. Such price will be paid 15 years after taking possession of Nuevo Banco Bisel S.A. (August 11, 2021).

    2.7. Red Innova Administradora de Fondos de Inversión S.A.

On September 13, 2006, the Bank acquired 51% of the capital stock and voting rights of a company based in Uruguay called Red Innova Administradora de Fondos de Inversión S.A. (Red Innova), paying 229.

On September 20, 2006, Red Innova obtained the authorization from the Central Bank of Uruguay to operate financial trusts.

On April 11, 2007, Red Innova Administradora de Fondos de Inversión S.A.'s Special Shareholders’ Meeting approved the amendment to the Company’s business name to “Macro Securities Uruguay Administradora de Fondos de Inversión S.A.”, the registration of which with the Central Bank of Uruguay is pending. As of the date of issuance of these financial statements, such agency had not issued its decision in this respect.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

    2.8. Merger of Nuevo Banco Suquía S.A.

On March 14, 2007, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A have entered into a “Preliminary merger agreement", whereby Nuevo Banco Suquía S.A. will merge with and into Banco Macro S.A. retroactively effective as from January 1, 2007, on the basis of the financial statements of such banks as of December 31, 2006. On June 4 and 5, 2007, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, approved such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2006 and the shares exchange relationship.

The Central Bank Board of Directors and the CNV, authorized the abovementioned merger through Resolutions No. 192, dated August 23, 2007, and No. 15,728, dated September 20, 2007, respectively. The CNV also authorized the public offering of shares to be delivered to minority shareholders of Nuevo Banco Suquía S.A. through Resolution 15,729, dated September 20, 2007.

Finally, on October 1, 2007, the merger was registered with the Public Registry of Commerce of the City of Buenos Aires under No. 16,503, Corporations Book No. 37, with the capital increase mentioned further ahead still pending registration. This merger took place on October 16, 2007.

The following table discloses a summary of the merged balance sheets of the banks as of December 31, 2006, excerpted from the consolidated balance sheet for merger purposes as of such date. Such information is presented to show to which values the results of operations would have amounted as of December 31, 2006, if both banks had operated on a consolidated basis and, therefore, it should not be understood that both banks operated or may have operated on such consolidated basis. In addition, such information is not required under professional accounting standards applicable in Argentina, neither under Central Bank accounting standards, and is not intended to reflect Banco Macro S.A.'s current financial position as of the date of the merger or the date indicated therein, neither to project the Bank’s financial position for any future period whatsoever.

	Banco Macro S.A., (before the merger)	Nuevo Banco Suquía S.A. (bank merged)	Eliminations and adjustments	Banco Macro S.A., (after the merger).

Assets	9,450,191	3,701,554	(1,071,743)	12,080,002

Liabilities	7,135,214	2,970,844	(341,153)	9,764,905

Shareholders’ equity	2,314,977	730,710	(730,590)	2,315,097	(a)

Memorandum accounts	5,386,973	2,116,145	(3,070)	7,500,048

(a)
The exchange relationship has been estimated in 0.710726 shares of the Bank per share of Nuevo Banco Suquía S.A. Therefore, the minority shareholders of Nuevo Banco Suquía S.A. will be entitled to receive 0.710726 shares of the Bank for each share they hold in Nuevo Banco Suquía S.A.’s capital stock. Consequently, Banco Macro S.A. will increase its capital stock to 683,978,973.

3.        SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with Central Bank rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1. Comparative information

As required under Central Bank rules, the balance sheet as of September 30, 2007, and exhibits thus specified are presented comparatively with information as of last year end, while the statements of income and changes in shareholders’ equity for the nine-month period ended September 30, 2007, are presented comparatively with those of the same period for the prior fiscal year. Additionally, as set forth by Central Bank Communiqué “A” 4,667, it is not compulsory to present the comparative information related to the Statement of cash flows until June 30, 2008, inclusive.

Furthermore, through Communiqué “A” 4,667, as supplemented, the Central Bank introduced changes to the regulations related to the presentation and disclosure of the financial statements of financial institutions as regards the regulations effective during the prior year. Consequently, the financial statements as of December 31, and September 30, 2006, were reclassified, by application of such Communiqués, for the sole purpose of comparing them with the current financial statements.

3.2. Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ (Argentine business associations regulatory agency) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.

3.3. Valuation methods

The main valuation methods used to prepare these financial statements as of September 30, 2007, and December 31, 2006, were:

a)     Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each period- and year-end, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income as of those dates.

        b)     Government and private securities:

They were valued at the quoted price of each security effective at the last business day of the period or fiscal year, respectively and, if applicable, net of the expenses estimated for their sale. Differences in quoted values were recorded in the income statement as of those dates.

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented, Guaranteed loans Presidential Decree No. 1,387/01:

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

They were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

The amounts recorded in the asset offset accounts are adjusted every month based on the values calculated according to Communiqué "A" 3,911, as supplemented.

For purposes of determining the present value, in the case of instruments in pesos that include indexation clauses, the cash flows according to the contractual conditions fixed in each case for the financial assistance described above (contemplating, if applicable, the accumulated CER (benchmark stabilization coefficient) by month-end) were discounted at the interest rates that were established in the schedule included in point 2 of the abovementioned Communiqué “A” 3,911. As from August 2007, through Communiqué “A” 4,704, the Central Bank established a greater discount rate than the rate applied in the previous month. This criterion shall be applied provided it is not verified that it neutralizes the accrued income with the loss derived from the decrease in the present value of the securities included due to the effect of using a greater discount rate than that applied in the previous month. This criterion shall be applied provided it is not verified that by using the market rate required by Communiqué “A” 3,911, the resulting discount rate would imply a loss in the financial value of the portfolio less than or equal to the income of considering the accrued income and the CER, if any.

In the case of instruments denominated in Argentine pesos and not comprising adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1) Guaranteed Loans: as explained in note 3.3.c).

e.2)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. As from February 3, 2002, principal was adjusted by the CER until through period-end and year-end, as the case may be.

e.3)	Deposits and other assets and liabilities: The CER as of the last business day of the period and year-end, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of the period and fiscal year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

The amounts payable for spot and forward purchases pending settlement and the amounts receivable from spot and forward sales pending settlement were valued based on the prices agreed upon for each transaction, plus related premiums accrued through period- and year-end, respectively.

h.2)	Securities and foreign currency to be received from spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

They were valued at the effective quoted prices for each of them on the last business day of the period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income as of those dates.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased exponentially by their internal rate of return.

ii.	Certificates of participation: they were valued at face value increased, as the case may be, by interest accrued and CER until the last business day of the period and fiscal year, respectively.

The values booked, net of the allowances recorded, do not exceed those arising from the shareholders’ equity of the respective trust’s financial statements, considering the Bank’s holdings.

h.4)	Unlisted corporate bonds purchased:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communiqué "A" 4,414 and supplementary regulations.

h.5)	Nonsubordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of period-end, converted into pesos pursuant to the method described in note 3.3)a, as the case may be.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

i)	Assets subject to financial lease:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method, taking into account the preferred shares issuance conditions.

j.2) In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders - Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

l.2)
Differences due to court orders (amparos) - Nondeductible for the determination of the computable equity: as of September 30, 2007 and December 31, 2006, the “Intangible Assets - Organization and development costs” account includes 63,815 (net of amortization for 61,502) and 54,428 (net of amortization for 47,700), respectively. These assets represent: (i) the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions), and the estimates based on the Argentine Supreme Court’s decisions dated December 27, 2006, and August 28, 2007, and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line in 60 monthly installments, and (ii) additionally as of September 30, 2007, and as stated in Central Bank’s Communiqué “A” 4,686, the amounts related to the capitalization of the dollarization effect regarding court deposits, which will be amortized in equal, monthly and consecutive installments in a maximum term of 24 months as from July 2007.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

m)	Valuation of derivatives:

m.1)	Put options taken: They were valued at the agreed-upon exercise price (see note 11.b)).

m.2)
Put options sold on Boden 2007, 2012 and 2013 coupons: Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period and year, respectively (see note 11.c)).

m.3)	Call options sold: Such options were valued at the agreed-upon exercise price since, as of such dates, the securities traded had no habitual and representative quoted price (see note 11.b)).

m.4)	Call options taken and put options sold on preferred shares of Nuevo Banco Bisel S.A.: as of December 31, 2006, they were valued at their exercise price (see note 2.6)).

m.5)
Forward transactions offset: they were valued at the quoted price of those assets, effective on the last business day of each period and/or year. Differences in quoted market values were recorded in the statement of income as of those dates (see note 11.a)).

n)	Severance payments:

The Bank charges these payments directly to income.

o)	Provisions included in liabilities:

The acquisition of Nuevo Banco Suquía S.A. by the Bank gave rise to a recording of negative goodwill in the amount of 483 under the “Provisions" account in the Bank’s consolidated financial statements; such amount results from the difference between the purchase price of the shares in Nuevo Banco Suquía S.A. and the value assigned to the net asset.

In addition, the Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. The Bank records liabilities whenever it is probable that future costs will be incurred and whenever such costs may be fairly estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each period-end, converted into pesos pursuant to the method described in note 3.3.a.

q)	Shareholders’ equity accounts:

They are restated as explained in note 3.2., except for the "Capital Stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2. was included in the "Adjustments to Shareholders’ Equity" account.

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the nine-month periods ended September 30, 2007, and 2006, (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.4.	Statement of cash flows

The Bank consider “cash flows” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of September 30, 2007, the Bank has no such securities.

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of September 30, 2007, and 2006, the Bank estimated that accrued income tax amounted to 33,000 and 45,000, respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of September 30, 2007, the Bank made income tax prepayments for 19,608 for the current 2006 tax year, which were recorded in the "Other receivables" account.

As of December 31, 2006, the Bank capitalized 24,372 for minimum presumed income tax credit, in conformity with Central Bank Communiqué "A” 4,295. Such credit was used to date.

Regarding the taxation of income from the conversion into pesos and the CER application for Guaranteed Loans, due to different interpretations, on August 14, 2006, the Federal Executive issued Presidential Decree No. 1,035/06, published in the Official Bulletin on August 16, 2006, which defined such treatment. Due to such regulation and as established by AFIP (Federal Public Revenue Agency) General Resolution No. 2,165/06, on December 26, 2006, the Bank communicated the option to account for such results under the accrued and due and payable method (devengado exigible). Accordingly, as from the year ended December 31, 2006, the Bank accrued in the income tax the effects deriving from the conversion into pesos and the CER application for Guaranteed Loans.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

In August 2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) to unify Argentine professional accounting standards. Such changes involve the adoption of the technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005. Such resolution became generally effective in the City of Buenos Aires for fiscal years beginning as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years beginning as from January 1, 2008.

Also, through Resolution C.D. 42/2006, the CPCECABA approved Technical Resolution No. 23, effective for annual or interim-period financial statements for fiscal years beginning July 1, 2006, and its early adoption is permitted. In turn, the CNV adopted such resolution through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank rules. The differences between those standards, which the Bank identified and deemed significant with respect to these financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible), are as follows:

5.1.	Valuation standards

a)
Loans to the nonfinancial government sector - Guaranteed Loans: they are valued in accordance with regulations and rules issued by the Argentine Government and the Central Bank. In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value methods by applying regulated discount rates, technical values and undiscounted cash flows, as detailed in note 3.3.c). Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value when financial statements are prepared.

As of September 30, 2007 and December 31, 2006, the Bank charged “Federal Government guaranteed loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the nonfinancial government sector” for a total net amount at stand-alone level of 364,009 and 360,005, respectively, and 750,177 and 771,465, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 325,084 and 361,142, at stand-alone level, respectively, and 681,222 and 772,756, at consolidated level, respectively.

b)
Intangible assets: As of September 30, 2007, and December 31, 2006, the Bank capitalized under “Intangible Assets” 63,815 and 54,428, at stand-alone level, respectively, and 129,172 and 74,745 in consolidated financial statements, respectively, net of the related amortization amounts of 61,502 and 47,700, at stand-alone level, respectively, and 200,232 and 179,883 at consolidated level, respectively, regarding the foreign exchange differences mentioned in note 3.3.l.2) related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable.

c)
Income tax: The Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income in the years when such differences are reversed, considering the possible effects of utilizing net operating losses (NOLs) in the future. As of December 31, 2006, consolidated deferred assets, net of allowances and provisions, amounted to about 172,336, while as of September 30, 2007, the Bank had not concluded the quantification of the effects resulting from the deferred tax method application to recognize income tax charges for the current period. However, Bank Management and its tax advisors estimate that they may be significant.

d)
The acquisition of Banco Bansud S.A. by the Bank gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest acquired valued by the equity method, in accordance with Central Bank rules. Later, the Bank applied the valuation and disclosure rules established in Communiqué “A” 3,984, and reversed as of December 31, 2006, 100% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

In addition, and as mentioned in note 3.3.o) , the acquisition of Nuevo Banco Suquía S.A. by the Bank resulted in negative goodwill amounting to 483, which is the effect of the difference between the purchase price and the book value of the net assets acquired under Central Bank rules.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the purchase price is lower than the fair value of the related identifiable assets, any unallocated differences between the price and such fair value shall be either considered as a gain for the period or deferred (as negative goodwill) and subsequently amortized, as appropriate on the basis of the specific circumstances of the transaction that originated such differences.

In addition, as detailed in notes 2.5. and 2.6., the acquisition of Banco del Tucumán S.A. by Banco Macro S.A. and the acquisition of Nuevo Banco Bisel S.A. by Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, gave rise to recording the related positive goodwill for an amount of 18,242 and 66,042 (50,852 by the Bank and 15,190 by Nuevo Banco Suquía S.A., in the case of the positive goodwill deriving from the acquisition of Nuevo Banco Bisel S.A.), respectively, resulting from the difference between the purchase price of each investment and the book value of the underlying equity acquired. Based on Central Bank rules, the Bank and Nuevo Banco Suquía S.A. amortize such positive goodwill through the straight-line method based on an estimate ten-year useful life.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the purchase price of an investment is higher than the fair value of the related identifiable net assets, a positive goodwill will be recognized and it will be (i) amortized systematically throughout the estimated useful life and (ii) compared to its recoverable value as of each year-end.

5.2.	Disclosure aspects

a)	Pursuant to Central Bank Communiqué “A” 4,667, the Bank has not disclosed the comparative information related to the statement of cash flows.

b)	The Bank has not presented the information on earnings per share, certain information about related parties or other reporting requirements for nonbanking institutions.

c)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

6.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

09/30/2007	12/31/2006

6.1)           Loans - Other

Export financing and prefinancing	450,869	269,002
Other loans	449,190	387,448
Government securities	2,641
Documentary credits	6	1,660
	902,706	658,110

6.2)     Other receivables from financial intermediation. - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	261,195	220,953
Debt securities in financial trusts	206,482	83,540
Unaccrued premiums on repurchase agreements		1,589
Other	47	47
	467,724	306,129

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.3)	Other receivables - Other

	09/30/2007	12/31/2006
Advance payments	59,243	16,249
Sundry receivables	55,970	50,992
Tax prepayments	24,298	14,896
Security deposits	17,406	14,682
Other	400	357
	157,317	97,176

6.4)	Deposits - Other

Balances of accounts without movements	91,982	76,327
Unemployment fund for workers of the building industry	23,084	12,334
Special deposits related to inflows of foreign funds	4,311	14,002
Security deposits	1,327	1,295
Orders payable	526	943
Other	27,150	29,389
	148,380	134,290

6.5)	Other liabilities from financial intermediation - Other

SEDESA – Purchase of preferred shares of Nuevo Banco Bisel S.A.	53,045
Purchase financing payables	38,080	32,838
Other payment orders pending settlement	32,614	17,323
Miscellaneous not subject to minimum cash requirements	27,801	16,641
Other withholdings and additional withholdings	27,500	22,995
Collections and other transactions on account and behalf of others	19,511	27,942
Retirement pension payment orders pending settlement	17,941	9,444
Miscellaneous subject to minimum cash requirements	9,852	2,509
Miscellaneous	13,962	11,161
	240,306	140,853

6.6)	Other Liabilities - Other

Taxes payable	47,658	81,851
Miscellaneous payables	21,725	20,971
Salaries and payroll taxes payable	6,879	15,819
Prepayment for the sale of assets	3,996	4,193
Withholdings on salaries to be paid over	2,184	2,376
	82,442	125,210

6.7)	Memorandum accounts - Debit-balance accounts – Control – Other

Checks and securities in custody	2,106,812	2,548,379
Managed portfolios	411,697	415,729
Checks and securities to be debited	67,684	56,191
Checks and securities to be collected	50,480	46,840
Other	156,146	117,648
	2,792,819	3,184,787

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

09/30/2007	09/30/2006

6.8)	Financial income - Net income from government and private securities

Income from government securities	81,812	70,414
Income from certificates of participation in financial trusts	24,070	23,619
Other	12,273	13,103
	118,155	107,136

6.9)	Financial income - Other

Premiums on reverse repurchase agreements with the financial sector	29,994	10,781
Income from assets subject to financial lease	18,818	14,316
Interest on loans for export prefinancing and financing	16,739	6,483
Other	4,400	1,963
	69,951	33,543

6.10)	Financial expense - Other

Turnover tax	16,832	13,275
Premiums on repurchase agreements with the financial sector	13,271	8,493
Valuation allowance of loans to the government sector – Communiqué “A” 3,911	9,856	3,112
Other	121	746
	40,080	25,626

6.11)	Service-charge income - Other

Debit and credit card income	36,824	27,843
Rental of safe deposit boxes	2,666	2,548
Other	17,109	13,358
	56,599	43,749

6.12)	Service-charge expense - Other

Debit and credit card expense	17,103	13,121
Turnover tax	10,062	6,548
Other	17,628	5,001
	44,793	24,670

6.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	14,414	11,734
Security services	13,006	10,242
Electric power and communications	10,584	8,791
Stationery and office supplies	6,195	4,312
Leases and rentals	6,180	4,667
Insurance	2,954	2,542
	53,333	42,288

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

09/30/2007	09/30/2006

6.14)	Other income – Other

Other adjustments and interest on other receivables	1,526	1,421
Gain (loss) on transactions or sale of bank premises and equipment, and other assets	1,100	6,759
Credit cards	1,096	1,114
Certifications	297	291
Leases and rentals	178	321
Sale of guaranteed loans		4,992
Other	12,622	8,264
	16,819	23,162

6.15)	Other expense – Other

Tax on bank account transactions	11,113	8,634
Non-computable VAT credit	9,395	6,599
Shareholders’ personal assets tax	8,817	5,507
Corporate bonds issuance expenses	8,146
Donations	903	810
Turnover tax	899	627
Loss on sales or devaluation of bank premises and equipment	27	1,175
Commissions of the placing agent for the public offering of shares		12,167
Other	6,949	7,327
	46,249	42,846
7.	RESTRICTED ASSETS

As of September 30, 2007, and December 31, 2006, the following Bank’s assets are restricted:

a)	Government and private securities:

a.1)
Discount Bonds received in the exchange for Consolidation Bonds in Pesos – First Series amounting to 250 and 302, respectively, assigned to settle payables to the Central Bank and, as of December 31, 2006, for an amount of 2,500, assigned to settle payables to the BNA for safety-net financing originated in the acquisition of assets and liabilities from former Banco Federal Argentino.

a.2)
Secured Bonds under Presidential Decree No. 1,579/02 for 32,275 and 35,994 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities and dated January 29, 2004.

a.3)
GDP-linked securities maturing in 2035 for 58 and 671, respectively, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, which were originally attached to the Discount Bonds issued under the “Offer to exchange eligible Argentine government debt securities”.

a.4)
Central Bank listed notes (NOBAC)- Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on December 19, 2007,for an amount of 8,753 (for a face value in thousands of Ps. of 8,730) and 4,956, (for a face value in thousands of Argentine pesos of 4,900), respectively used as security for Rosario Futures Exchange (ROFEX) trading transactions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

a.5)
As of September 30, 2007, Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on December 19, 2007, for an amount of 1,003 (for a face value of Ps. 1,000,000), used to perform foreign currency trading forward transactions in Mercado Abierto Electrónico S.A. (MAE).

a.6)
As of September 30, 2007, Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on February 11, 2009, for an amount of 13,944 (for a face value of Ps. 14,000,000), used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Small- and Medium-sized Enterprises and Micro-enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

b)	Loans:

Agreements for loans backed by pledges and unsecured loans for 13,386 and 19,241, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 13.4.f)) to the consolidated financial statements.

c)	Other receivables from financial intermediation:

c.1)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

c.2)
The Bank had special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 83,735 and 55,718, respectively.

c.3)
Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,583 and 10,422, respectively, made by the Bank on December 26, 2005, in its capacity as partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

d)	Investments in other companies:

d.1)
Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Campos del Chaco S.A. (formerly Proposis S.A.) in the amount of 450 (150 to each company), under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year:2003).

d.2)
Preferred shares of Nuevo Banco Bisel S.A. amounting to 51,005 with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007 (see note 2.6.).

e)	Other receivables:

e.1)	Attachments amounting to 26 and 543, respectively.

e.2)	Credit card transactions for 11,230 and 9,769, respectively.

e.3)	Other security deposits for 6,150 and 4,370, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH COMPANIES FALLING UNDER ARGENTINE BUSINESS ASSOCIATIONS LAW No. 19,550, SECTION 33

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	September 30, 2007	December 31, 2006

ASSETS

Cash				2,257		2,257	2,200

Other receivables from financial intermediation	193,916	256,788	110,362	6,283	20,771	588,120	642,863

Other receivables		510	399		277	1,186	3,262

Total assets	193,916	257,298	110,761	8,540	21,048	591,563	648,325

LIABILITIES

Deposits	47			842	2,650	3,539	1,980

Other liabilities from financial intermediation	242,479	314,321	85,530	16,601	5,431	664,362	650,449

Other liabilities			69			69	709

Total liabilities	242,526	314,321	85,599	17,443	8,081	667,970	653,138

MEMORANDUM ACCOUNTS

Debit-balance accounts - Contingent							3,070

Debit-balance accounts – Control		449	223	9,774		10,446	1,011

Credit-balance accounts - Contingent					2,213	2,213

Credit balance accounts - Derivatives		25,368				25,368

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	September 30, 2007	September 30, 2006

INCOME (LOSS)

Financial income	7,838	8,610		1	15	16,464	507

Financial expense	(1,554)	(161)	(4,829)	(3)		(6,547)	(2,696)

Service-charge income		1	16		43	60	83

Service-charge expense					(1)	(1)	(22)

Other income			990			990

Total income (expense)	6,284	8,450	(3,823)	(2)	57	10,966	(2,128)

In addition, the Bank and its subsidiaries have granted loans to related parties. According to the Bank’s policy, loans are required to be granted during the normal course of business under normal market conditions, both with respect to interest and guarantees required. The financing granted to such related parties amounted to 13,411 and 36,743 as of September 30, 2007, and December 31, 2006, respectively (consolidated figures).

Likewise, as of September 30, 2007, and December 31, 2006, the deposits made by individuals related to the Bank amounted to 264,807 and 271,289, respectively (consolidated figures).

In addition, as of September 30, 2007, forward transactions offset without delivery of the underlying asset carried out with individuals related to the Bank for 31,497 are in effect.

During the fiscal year ended December 31, 2006, trust certificates of participation were sold to a director from Banco Macro S.A., which generated income amounting to 8,499 for the Bank.

Additionally, in December 2006, the Bank sold its equity interest in Inversora Juramento S.A. to a shareholder of Banco Macro S.A., which generated income amounting to 363.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2007, amounts to 683,943. In addition, since December 31, 2003, the Bank’s capital stock has changed as follows:

- As of December 31, 2003	608,943
- Capital stock increase approved by the Shareholders’ Meeting of September 26, 2005	75,000

As of September 30, 2007	683,943

On September 26, 2005, the Bank’s general regular and special Shareholders’ Meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

During the year ended December 31, 2006, such capital increase was fully subscribed and paid in.

As a result of the merger of Nuevo Banco Suquía S.A., mentioned in note 2.8., the total capital stock as of the date of issuance of these financial statements amounts to 683,979.

As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Class	Original value			09/30/2007	12/31/2006

Subordinated corporate bonds	USD	83,000,000	a.1) y a.2)	13,607	44,342

Subordinated corporate bonds	USD	4,000,000	b)	2,422	3,077

Subordinated corporate bonds	USD	150,000,000	c.1)	485,476	460,425

Nonsubordinated corporate bonds	USD	150,000,000	c.2)	479,006

Nonsubordinated corporate bonds	USD	100,000,000	c.3)	318,331

Total				1,298,842	507,844

a.1)
On February 19, 1996, the Bank’s regular and special Shareholders’ Meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

a.2)
On April 12, 1995, the Bank’s general regular Shareholders’ Meeting approved creating a Global Program for the issuance of simple and unsecured Corporate Bonds, subordinated or not, nonconvertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

On July 20, 1998, the Bank received funds from a loan requested from FFCB for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of former Banco de Jujuy S.A.

On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% p.a. on balances, payable in arrears on an annual basis starting a year after the disbursement date.

On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB, received on December 29, 1999.

On December 29, 2006, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

The installments of the corporate bonds mentioned in a.1) and a.2) were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER. In that regard, subsequent settlements were made following such method, taking into account what is stated in the following paragraphs.

Subsequently, the Managing Committee of FFRE objected to the conversion into pesos of 50% of its loans, therefore requesting reassessment of all payments made.

On March 17, 2005, the Bank advised the Central Bank of the acceptance of the guidelines defined by such agency and recorded such loans, thus reflecting the right to receive the compensation for the asymmetric conversion into pesos and to cover the global net negative position resulting therefrom.

On April 20, 2007, the Bank paid 33,500 to settle the Subordinated Corporate Bonds of nominal value USD 60,000,000 and USD 5,000,000. Certain aspects, such as a decrease in the interest rate to be applied and the treatment of compensatory and punitive interest, which are relevant to the final calculation of the due and payable amounts, remain to be defined.

As of September 30, 2007, and December 31, 2006, the amount due was booked under “Subordinated corporate bonds” for an amount of 13,607 and 44,342, respectively.

b)
On January 20, 1997, the general special Shareholders’ Meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the general special Shareholders’ Meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through September 30, 2007, the Bank had amortized the equivalent of USD 2,800,000 (original value), following the method described in point (a) above.

c)
On September 1, 2006, the general regular Shareholders’ Meeting approved the creation of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On June 4, 2007, the General Regular and Special Shareholders’ Meeting approved the increase of the USD 400,000,000 cap (four hundred million US dollars) of the Global Program for the Issuance of Corporate Bonds previously mentioned to USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, as set forth in the original program.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

c.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The Bank used the funds derived from such issuance to grant loans. The main characteristics of this issuance are:

–	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

–	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

–	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

–
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%, as established by Communiqué “A” 4,576). The interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

–	They do not include covenants that change the subordination order.

–
No interest on the notes will be neither fall due and payable if: (a) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (b) there is a general prohibition by the Central Bank; (c) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (d) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (e) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (f) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

–	The unpaid interest is not cumulative.

–	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

–
In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576. On April 26, 2007, the General Regular Shareholders’ Meeting approved the creation of the special reserve previously mentioned for an amount of 45,515. As of September 30, 2007, 35,562 was reversed for the accrual of interest as of such date, having paid 22,484 on June 19, 2007.

–
Pursuant to the “Registration Rights Agreement” entered into by the Bank and the placing agents, Banco Macro S.A. agreed to file with the SEC and make its best efforts to obtain a exchange authorization for the current issue of corporate bonds for an issue registered with the SEC. Such agreement establishes certain deadlines and penalties for the Bank to carry out the process.

On August 16, 2007, the SEC authorized the abovementioned exchange offer, as well as those relating to Classes 2 and 3 mentioned in sections c.2) and c.3) below.

c.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (US dollars one hundred and fifty million), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 every year, starting on August 1, 2007. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically.

The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

c.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (“peso-linked notes”) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year, starting on December 7, 2007. Additionally, the Bank will only be able to redeem such issuance for tax purposes.

The Bank used the funds derived from such issuance to grant loans.

c.4)
Within the framework of the abovementioned Global Program, the Bank is in the process of issuing nonsubordinated corporate bonds at a fixed rate, simple, not convertible into shares, maturing in 2014 for a face value of USD 100,000,000 (one hundred thousand US dollars), in accordance with the terms and conditions set forth in the price supplement dated October 18, 2007. The period in which to receive offers expires February 1, 2008.

The Bank will use the funds derived from such issuance to grant loans.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performed transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

– Repurchase agreements of securities and foreign currency.
– Forward transactions without delivery of the underlying asset.
– Call and put options.

Those transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) y 3.3.m).

Positions of transactions effective as of September 30, 2007, are as follows:

– Net position of repurchase agreements: 1,009,760 (liability).

– Net position of forward foreign-currency transactions offset: 75,892 (asset) (a).

– Position of trust debt securities call options purchased: 10,302 (b).

– Position of trust debt securities call options sold: 10,293 (b).

– Position of put options sold on Boden 2012 and 2013 coupons (Presidential Decrees Nos. 905/02 and 1,836/02): 89,357 (c).

As of September 30, 2007, net income (loss) from these derivatives amount to (income / (loss)):

– Premiums on reverse repurchase agreements: 31,563.

– Premiums on repurchase agreements: (13,392).

– Transactions with options: 1,812.

– Forward foreign-currency transactions offset: 2,400.

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

(b)
Relating to put and call options agreements related to junior trust debt securities for a face value of 27,387, in the “BG” financial trust carried by the Bank in its portfolio (see note 15.1). Such agreements were entered into on September 24, 2007, between Banco Macro S.A. and Cargill Investments SCA. According to the call option, through October 1, 2007, Cargill Investment SCA will be entitled to purchase the abovementioned trust debt securities from the Bank at a price of 10,262 plus an adjustment of 16% p.a for price adjustment, that will accrue as from September 24, 2007. In addition, through the put option, on October 3, 2007, the Bank will be entitled to sell to Cargill Investments SCA those trust debt securities at the price determined as mentioned in connection with the call option. Such option was renewed upon maturity.

(c)
Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2007, and December 31, 2006, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,692 and 14,850, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of September 30, 2007, and December 31, 2006, the loans portfolio managed amounts to 44,094 and 44,454, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2007, and December 31, 2006, the loans portfolio managed amounts to 81,475 and 85,262, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets booked in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors -under Section No. 35 bis II b), Financial Institutions Law- provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of September 30, 2007, and December 31, 2006, the portfolio managed by the Bank amounted to 141,640 and 153,661, respectively.

e)	On March 31, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of September 30, 2007, and December 31, 2006, the portfolio managed by the Bank amounted to 63,404 and 64,442, respectively. Also, see note 15(2) to the stand-alone financial statements.

f)	In addition, as of September 30, 2007, and December 31, 2006, the Bank had under its management other portfolios for total amounts of 66,392 and 53,060, respectively.

13.	MUTUAL FUNDS

As of September 30, 2007, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	215,573,182	253,798	208,259

Pionero Renta Ahorro	69,271,664	76,521	73,965

Pionero Renta	19,198,339	35,774	37,176

Pionero Latam	31,829,069	116,201	113,064

Pionero Crecimiento	2,212,138	5,956	5,727

Pionero Global	30,277	33

Puente Hnos. Renta Fija	990,371	1,413	1,291

Puente Hnos. Renta Variable	1,278,619	2,299	2,250

Puente Hnos. Corporativos Latinoamericanos	1,141,226	4,168	4,170

Puente Hnos. Argentina Hedge Fund	953,088	1,456	276

Galileo Event Driven F.C.I.	25,159,035	120,766	119,109

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Items in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 4.6699% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 8,945 of March 20, 2007.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes.

The amounts booked in the Bank’s financial statements for certificates of participation and debt securities held in financial trusts, net of allowances, amounted to:

Financial trust	09/30/2007	12/31/2006

Certificates of participation:

Tucumán (a)	137,658	145,223

Luján (b)	43,530	43,530

San Isidro (c)	16,782	16,782

Godoy Cruz (d)	12,005	11,055

Bonesi (g)	10,908

Tarjeta Shopping (g) and (h)	9,098

Agroaval (g)	5,850

Other	24,310	3,309

Subtotal certificates of participation	260,141	219,899

Debt securities:

Confibono (g)	31,451

Secubono (g)	27,761

Tarjeta Shopping (g) and (h)	27,370	13,571

Megabono (g)	25,161

Consubond (g)	17,376

Mila (g)	14,398

Onext (e)	13,741	14,020

Metroshop (g)	12,448	5,548

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Financial trust	09/30/2007	12/31/2006

BG (f)	10,296	50,401

Coto (g)	8,769

Consubono (g)	4,796

Galicia Personales (g) y (h)	2,535

Other	10,380

Subtotal debt securities	206,482	83,540
Total	466,623	303,439

(a)	Fideicomiso Tucumán

On August 31, 2005, Sud Inversiones y Análisis, in its capacity as trustee, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, and Banco Macro S.A., in its capacity as potential trustor, and the securities holders, in their capacity as beneficiaries, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán” whereby the Trustors assign to the Trust the debt securities issued by the trust Fideicomiso República.

The trust is aimed at guaranteeing the payment of the certificates of participation issued. To this end, Class “A” and Class “B” certificates of participation were issued for the remainder. Subsequently, the issuance was extended to include Class “A” certificates of participation. The Class “B” certificates of participation rights are subordinated to the interest, principal and income of the Class “A” certificates of participation. As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the Class “A” certificates of participation, issued under Fideicomiso Tucumán.

As per the latest accounting information available to date, corpus assets amounted to about 91,348.

This trust will end with the full settlement of the certificates of participation.

(b)	Fideicomiso Luján

On May 20, 2003, a trust agreement was entered into between Federalia S.A. de Finanzas, in its capacity as trustor, and Sud Inversiones y Análisis S.A., in its capacity as trustee, whereby a financial trust “Fideicomiso Financiero Luján” was created to sell the corpus assets (real property), and to pay off the certificates of participation issued with the proceeds.

To such end “Nuevo A”, “A Prima” (subordinated to the class “Nuevo A” certificates of participation) and class “B” certificates of participation were issued for the remainder (subordinated to the "Nuevo A” and “A Prima” certificates of participation). Banco Macro S.A. is currently beneficiary of 100% of the issued certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 49,404.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

(c)	Fideicomiso San Isidro

On June 4, 2001, Banco Macro S.A. (replaced as from February 25, 2005, by Sud Inversiones y Análisis S.A.), as trustee, and the former Banco República S.A. de Finanzas, as trustor, entered into a trust agreement, whereby the financial trust, “Fideicomiso Financiero San Isidro” was set up. Under such agreement, the trustor assigned the trustee the fiduciary ownership of a real estate located in the San Isidro district, Province of Buenos Aires, in order to realize it and use the proceeds to settle the certificates of participation: class “A”, class “B” (subordinated to the class “A” certificates of participation) and class “C” for the remainder (subordinated to the class “A” and “B” certificates of participation). Banco Macro S.A. is currently beneficiary of 100% of the issued certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 25,689.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(d)	Fideicomiso Godoy Cruz

On August 29, 2006, Banco Finansur S.A. in its capacity as trustee, Corporación de los Andes S.A. in its capacity as trustor and the holders of the certificates of participation in their capacity as beneficiaries, entered into a trust agreement referred to as "Fideicomiso Financiero Godoy Cruz", with the purpose of selling the corpus assets (lots and buildings located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza) and to settle the certificates of participation with the proceeds thereof. To this end, class “A”, “B” (subordinated to the class “A” certificates of participation) and class “C” (subordinated to classes “A” and “B”) certificates of participation were issued.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the Class “A” certificates of participation.

This trust will end with the full settlement of the certificates of participation.

(e)	Fideicomiso Onext

On May 19, 2005, Banco Macro S.A., Banoco Credicoop CL, Dalvian House S.A. and Conjunto los Cerros S.A. in their capacity as trustors, Sud Inversiones y Análisis S.A: in its capacity as trustee and Dalvian S.A: and Tecan Austral S.A. entered into an agreement whereby the financial trust “Fideicomiso Financiero Onext” was created, with the purpose of settling the debt securities issued by the trust and distributing the remaining corpus assets, if any, among the holders of the certificates of participation in their respective proportions.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 50% of the debt securities issued under Fideicomiso Onext.

As per the latest accounting information available to date, corpus assets amounted to about 61,218.

This trust will terminate upon the full settlement of debt securities, unless the holders of certificates of participation decide to extend it.

(f)	Fideicomiso BG

On December 20, 2005, Equity Trust Company S.A. in its capacity as trustee, Banco de Galicia y Buenos Aires S.A. in its capacity as trustor and the holders of the certificates of participation in their capacity as beneficiaries, entered into a trust agreement referred to as "Fideicomiso Financiero BG", for the purpose of collecting the loans granted and paying the issued securities. To this end, senior trust debt securities, junior trust debt securities (subordinated to the senior trust debt securities) and certificates of participation were issued.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the junior trust debt securities, having fully settled the senior trust debt securities.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

This trust will terminate upon the full settlement of the securities (see also note 11. (b)).

(g)
Related to provisional certificates of participation and debt securities issued in the different series of financial trusts through a public offering entered into by the Bank under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional securities to the trustor. Once final certificates and debt securities are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

(h)	Relating to the different series of certificates of participation and debt securities issued by such trusts.

15.2.	Trusts created using financial assets transferred by the Bank.

The Bank transferred financial assets (loans) for the purpose of issuing securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

The main trusts in effect, created using assets transferred by the Bank, are listed below:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Financiero "Retuc 1"	Banco Macro S.A.	S.I.A.S.A.	Cooperativa de Vivienda Cons. y Créd. Ltda.	03/31/2006	2,300	(1)

1.	Relating to the corpus assets, as per the latest accounting information available to date. Furthermore, the Bank administrates the collection of trust assets.

15.3.	Trusts guaranteeing loans granted by the Bank

Under this kind of trust, and guaranteeing an obligation, the Trustor transfers an asset or property ownership right to a trust, the Beneficiary of which shall be the creditor. This is common in the Argentine banking market, where a bank may, in some cases, require that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance. In some cases trusts do not involve assets or liabilities, but simply act as conduits to collect cash and send it to the bank for the payment of the debtor’s loans and in this way ensure compliance of the obligations assumed by the trustor and guaranteed through the trust.

Provided there is no noncompliance or there are no delays in the obligations assumed vis-à-vis the beneficiary, the trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

Below is a breakdown of the trusts that are effective to date.

Name	Trustor	Trustee	Beneficiary	Creation date	Funds managed
Fideicomiso Banco Macro - Horizonte S.A.	Horizonte S.A.	Banco Macro S.A.	Banco Macro S.A.	03/11/2004	93	(1)
Fideicomiso Banco Macro - Horizonte S.A.	Horizonte S.A.	Banco Macro S.A.	Banco Macro S.A.	12/30/2004	5	(1)
Fideicomiso III Banco Macro Bansud S.A. - Entretenimientos y Juegos de Azar S.A.	ENJASA	Banco Macro S.A.	Banco Macro S.A.	01/20/2005	55	(1)

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Funds managed
Fideicomiso V Banco Macro Bansud - Entretenimientos y Juegos de Azar S.A.	ENJASA	Banco Macro S.A.	Banco Macro S.A.	09/30/2005	46	(1)
Fideicomiso Banco Macro Bansud - Veloz del Norte	La Veloz del Norte	Banco Macro S.A.	Banco Macro S.A.	06/03/2005	687	(1)
Fideicomiso VI Banco Macro S.A. - Entretenimientos y Juego de Azar S.A.	Enjasa Garantía Adicional	Banco Macro S.A.	Banco Macro S.A.	10/19/2006	0	(2)
Fideicomiso III Banco Macro SA - Sucesión de Yeizel Katz SH	Sucesión Yeizel Katz	Banco Macro S.A.	Banco Macro S.A.	03/05/2007	122	(1)
Fideicomiso IV Banco Macro SA - Sucesión de Yeizel Katz SH	Sucesión Yeizel Katz	Banco Macro S.A.	Banco Macro S.A.	04/16/2007	130	(1)
Fideicomiso Los Castillos S.A. Provincia de Salta Banco Macro Bansud S.A.	Los Castillos S.A.	Banco Macro S.A.	Banco Macro S.A.	11/22/2004	24	(1)
Fideicomiso Banco Macro - Sucesión Yeizel Katz	Sucesión Yeizel Katz	Banco Macro S.A.	Banco Macro S.A.	07/21/2007	211	(1)
Fideicomiso Transporte Automotor Plaza	Transporte Automotor Plaza S.A.	S.I.A.S.A.	Banco Macro S.A.	05/07/1998	0	(3)
Fideicomiso Northia	Laboratorios Northia S.A.C.I.F.I.A.	S.I.A.S.A.	Banco Macro S.A.	12/31/2004	459	(4)
Fideicomiso Pulte	Pulte S.R.L.	S.I.A.S.A.	Banco Macro S.A.	01/06/2005	0	(3)
Fideicomiso CIYPSA	Compañía de Inversiones y Participaciones S.A. (CIYPSA)	S.I.A.S.A.	Banco Macro S.A.	01/26/2006	3,099	(4)
Fideicomiso de Garantía London	London Supply S.A.C.I.F.I	S.I.A.S.A.	Banco Macro S.A.	05/23/2006	3,525	(4)
Fideicomiso en Garantía San Vicente	Unider Internacional S.A	S.I.A.S.A.	Banco Macro S.A.	06/28/2006	5,734	(4)
Fideicomiso Casino Club	Casino Club S.A. y Casino Rosario S.A.	S.I.A.S.A.	Banco Macro S.A.	11/16/2006	43,500	(4)
Fibra Papelera S.A. security and trust assignment	Agrotécnica del Sur S.A. - Héctor D. Massuh - Juan C. Marshall - Rolando J. Ahualli	S.I.A.S.A.	Banco Macro S.A.	03/23/2007	27,990	(4)
Sunny Land S.A. security and trust assignment	Mauricio D. Filiberti y María C. Filiberti	S.I.A.S.A.	Banco Macro S.A.	04/04/2007	6,000	(4)
Fideicomiso Aeropuertos de Neuquén	Aeropuertos del Neuquén S.A.	S.I.A.S.A.	Banco Macro S.A.	05/15/2007	1,079	(4)
Fideicomiso Provincia de Salta Avenida de Circunvalación	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	05/2006	2,340	(1)
Fideicomiso Provincia de Salta - Optimización Sistema Agua Potable en San José de Metán	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	113	(1)

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Funds managed
Fideicomiso Provincia de Salta - Elaboración y Ejecución de planta depuradora El Quebrachal	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	8	(1)
Fideicomiso Provincia de Salta - Proyecto y Ejecución Acueducto a la Ciudad de Oran	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	121	(1)
Fideicomiso Provincia de Salta - Optimización Sistema de Agua Potable a La Caldera	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	38	(1)
Fideicomiso Provincia de Salta - Captación Rio Corralito - Rosario de Lerma	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	37	(1)
Fideicomiso Provincia de Salta - Acueducto Centro Villa Rebeca - Alto Molino Salta - Capital	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	80	(1)

(1)	Relating to the monthly average on a straight-line basis of the funds managed during the nine-month period ended September 30, 2007, or as from the starting date, if applicable.

(2)	As of the date of these financial statements, there are no trust-fund accounts.

(3)	As of the date of the issuance of these financial statements, there are no funds because the trusts are in liquidation process.

(4)	The Bank estimated the value of the managed assets based on the amount pending amortization of the as of September 30, 2007, of the loans granted.

15.4.	Trusts in which the Bank acts as trustee (administration).

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements.

The Bank entered into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreement granting road exploitation, management, keeping and maintenance.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Below is a breakdown of the trusts that are effective to date.

Name	Trustor	Trustee	Beneficiary	Creation date	Funds managed
Fideicomiso IV Salta - Enjasa Riva	ENJASA	Banco Macro S.A.	RIVA S.A.	09/23/2004	215	(1)
Fideicomiso IPSS	Ministry of Treasury and Public Works of Salta	Banco Macro S.A.	Health Institute of the Province of Salta	03/28/2003	6,007	(1)
Fideicomiso Decreto 331 Servicios Hidrocarburíferos	Province of Salta	Banco Macro S.A.	Recovery Group S.A.	12/19/2002	3,326	(1)
Fideicomiso Hospital el Milagro	Ministry of Treasury of the Province of Salta and Ministry of Public Health of Salta	Banco Macro S.A.	La UTE Nuevo Hospital El Milagro	03/01/2001	547	(1)
Fideicomiso Obra Pública DEC 106-01 Munic.	Municipality of the City of Salta	Banco Macro S.A.	Sociedad Ingeniero Alonso Crespo SA.	04/23/2001	113	(1)
Fideicomiso Municipalidad de Salta Acta Acuerdo 30.12.2004	Municipality of the City of Salta	Banco Macro S.A.	Province of Salta and/or the party appointed thereby	04/29/2005	556	(1)
Fideicomiso Municipalidad de Salta Obra Puente Gobernador Roberto Romero	Municipality of the City of Salta	Banco Macro S.A.	Norobras Construcciones Civiles S.A.	05/17/2006	312	(1)
Fideicomiso Municipalidad Cuidad de Salta Obra Accesos y Puentes sobre Río Arenales-Vinculación calles Córdoba y Polonia	Municipality of the City of Salta	Banco Macro S.A.	Ingeniero Medina S.A.	05/22/2006	189	(1)
Fideicomiso Proyecto Barrio Autódromo	Municipality of the City of Salta	Banco Macro S.A.	Parties hired for the natural gas installation	12/22/2005	56	(1)
Fideicomiso Saeta - Banco Macro Bansud S.A.	Sociedad Anónima de Transporte Automotor (SAETA)	Banco Macro S.A.	Employees of companies, social security agencies, statutory health care organizations, tax authorities, among others.	10/06/2005	8,625	(1)
Fideicomiso Provincia de Salta - Adquisición vehículos Antis S.A.	Province of Salta	Banco Macro S.A.	Concesionaria de automotores Antis S.A.	10/05/2006	263	(1)
Fideicomiso Provincia de Salta - Adquisición vehículos Autolux S.A.	Province of Salta	Banco Macro S.A.	Concesionaria de automotores Autolux S.A.	10/09/2006	82	(1)
Fideicomiso Gasoducto de Anta	Province of Salta	Banco Macro S.A.	Sociedad Conta Walter Mario S.R.L.	12/19/2006	0	(2)
Fideicomiso Municipalidad de Salta - Obra Puente Gobernador Roberto Romero - Adicional Nro. 1	Municipality of the City of Salta	Banco Macro S.A.	Sociedad Norobras Construcciones Civiles S.A.	01/12/2007	0	(2)

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Funds managed
Fideicomiso Municipalidad de Salta Obra Vinculación calles Córdoba y Polonia Y Puente sobre Río Arenales Adicional N° 1 (Dto. 1419/06) y Adicional N° 2 (Dto. 217/07)	Municipality of the City of Salta	Banco Macro S.A.	Ingeniero Medina S.A.	05/04/2007	0	(2)
Fideicomiso de Administración Decreto 149/2002	Province of Misiones	Banco Macro S.A.	Aesa Misiones S.A.	02/26/2002	1,121	(1)
Fideicomiso de Administración Decreto 2268/2006	Province of Misiones	Banco Macro S.A.	Concesionaria Enriquez Albano UTE	11/30/2006	2,227	(1)
Fideicomiso No Financiero entre Banco Macro S.A. y la Secretaría. de Estado de Economía de la Provincia de Jujuy	Economy Department of the Province of Jujuy	Banco Macro S.A.	Economy Department of the Province of Jujuy	05/11/2000	6,676	(1)
Fideicomiso para el Fortalecimiento y Saneamiento Municipal - Banco Macro Bansud S.A. y Gobierno Provincial - Ley 5435	Provincial government	Banco Macro S.A.	Municipalities and municipal commissions of the Province of Jujuy	12/29/2004	85,275	(1)
Fideicomiso de Garantía Cooperativa de Cerro Azul- IPRODHA	Cooperativa de Agua Potable y Otros Servicios	Banco Macro S.A.	Instituto Provincial de Desarrollo Habitacional (I.PRO.D.HA)	06/07/2005	17,726	(1)
Fideicomiso de Garantía CONTA	Conta Walter Mario SRL	Banco Macro S.A.	Barclays Bank PLC	04/20/2007	0	(2)
Fideicomiso Provincia de Salta Proy. e Ejec. Cisterna y Sist. Bombeo Vaqueros	Province of Salta	Banco Macro S.A.	Romero Igarzabal S.R.L.	07/06/2007	16	(1)
Fideicomiso Provincia de Salta - Elaboración y Ejecución Nuevo Acueducto Campo Santo General Güemes	Province of Salta	Banco Macro S.A.	SEMACO S.A.	07/06/2007	13	(1)
Fideicomiso Provincia de Salta - Cisterna Acueducto Sur y Obras Complementarias Salta Capital	Province of Salta	Banco Macro S.A.	Vicente Moncho Construcciones	07/06/2007	3	(1)
Fideicomiso de Administración Dec. 171/2007	Province of Misiones	Banco Macro S.A.	Don Casimiro Zbikoski SA, Tipoka SA, Bencivenga SRL y Ntra. Sra. del Rosario SRL	03/20/2007	1,000	(1)
Fideicomiso Provincia de Salta - Autopista Circunvalación Sureste	Province of Salta	Banco Macro S.A.	UTE - Ingeniero Medina SA - Moncho Construcciones SRL	08/24/2007	0	(2)

(1)	Relating to the monthly average on a straight-line basis of the funds managed during the nine-month period ended September 30, 2007, or as from the starting date, if applicable.

(2)	As of the date of these financial statements, there are no trust-fund accounts.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for September 2007 are listed below, indicating the accounts balances as of September 30, 2007.

Item	Balance as of 09/30/2007

Cash

Cash on hand	270,690

Amounts in Central Bank accounts	746,816

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	83,735

Total	1,101,241

18.	CLAIM FROM THE AFIP - DGI (FEDERAL PUBLIC REVENUE AGENCY - FEDERAL TAX BUREAU)

a)
On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that -in the former Banco Bansud S.A.’s opinion- were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of September 30, 2007, the outstanding amount is recognized in the “Other Liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP - DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2007). This law introduced significant changes to the economic model implemented until that date and amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991. After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank requirements and rules. Such law and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

The current administration has implemented a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed evolution and the financial system is undergoing a financial consolidation process.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo - constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the case in re. “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures" holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in note 3.3.l.2., under Central Bank Communiqués “A” 3,916 and “A” 4,686, the Bank continued capitalizing in “Intangible Assets” as of September 30, 2007, and December 31, 2006, the amounts of 63,815 and 54,428 at stand-alone level, respectively, and a total of 129,172 and 74,745 in the consolidated financial statements, respectively, net of related amortizations amounting to 61,502 and 47,700, at stand-alone level, respectively, and amounting to 200,232 and 179,883, at consolidated level, respectively, with respect to the differences resulting from the compliance with deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decisions and the provisions of Presidential Decree No. 214/02, as supplemented. As of September 30, 2007, and December 31, 2006, the Bank booked the additional payables related to such regulations under the “Provisions” account in the amount of 38,072 and 20,082 at the stand-alone level, respectively, and a total of 93,102 and 27,132 of the consolidated financial statements, respectively.

The Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions on the amount due of the related liabilities.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distribution established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC. In addition, through Communiqué “A” 4,589 and 4,591, the Central Bank published the general procedure to approve the request for the authorization to distribute earnings.

b)
As mentioned in note 10.a), under the agreements entered into with the FFCB, the Bank may not distribute as cash dividends an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash.

c)
According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment. Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

d)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries.

e)
In addition, as mentioned in note 3.3.l.2), the Bank capitalized under the “Intangible assets” account amounts for differences resulting from compliance with court orders related to the pesification of deposits. As established by such agency regarding the distribution of earnings, these amounts should be deducted from “Unappropriated retained earnings” as of year-end. As of September 30, 2007, such amount is 63,815 (net of amortizations).

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank's prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in the City of Buenos Aires, Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007		12/31/2006	09/30/2007
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
- Local
Federal government bonds in pesos – Maturity: 2008	3,105	3,105	499	1,631		1,631
Federal government bonds in US dollars at LIBOR - Maturity: 2012	83,931	83,931	92,363	4,122	62,015	66,137
Federal government bonds in US dollars at LIBOR - Maturity: 2013	2,753	2,753	1,568	418	27,342	27,760
Federal government bonds in pesos – Maturity: 2014	9,155	9,155	11,953	(4)		(4)
Argentine Government bonds in US dollars at 7% - Maturity: 2011- BONAR V	1,688	1,688	2,128	1,688		1,688
Argentine Government bonds in US dollars at 7% - Maturity: 2013- BONAR VII	88	88		88		88
Consolidation bonds in pesos – Fourth series	1,159	1,159	1,971	(10,097)		(10,097)
Consolidation bonds in pesos – Second series at 2%	170	170		11		11
Consolidation bonds in pesos – Sixth series	22	22		107		107
Consolidation bonds of social security payables in pesos – Third series at 2%	721	721	500	569		569
Discount bonds denominated in pesos maturing 2033	4,030	4,030	4,075	(334)		(334)
Par bonds denominated in US dollars maturing 2038 (governed by Argentine legislation)	349	349	280	349		349
Par bonds denominated in US dollars maturing 2038 (governed by New York State legislation)	684	684		684		684
GDP-related securities in pesos – Maturity: 2035	59	59	671	58		58
GDP-related eligible securities in US dollars maturing 2035 (governed by New York State legislation)	246	246		246		246
Federal government bonds in pesos at 7% - Maturity: 2017	52	52		52		52
Secured bonds under Presidential Decree No. 1,579/02	33,498	33,498	36,322	32,308		32,308
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán – Consadep – Series 1	947	947	1,441	947		947
Consolidation bonds of social security payables in pesos – Fourth Series	1,578	1,578	3,620	(1,816)		(1,816)
Federal government bonds in pesos at 2% - Maturity: 2007			60,791
Public debt secured bonds of the Province of Río Negro (Bogar) Class II - Series I			226
Quasi-par securities in pesos – Maturity: 2045			2,920
Other		286	519	281		281
Subtotal holdings for trading or financial intermediation		144,521	221,847	31,308	89,357	120,665

Unlisted government securities
- Local
Títulos Previsionales de la Pcia. de Salta - Escriturales en Pesos		3		3		3
Subtotal unlisted government securities		3		3		3

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Listed – Own Portfolio
Central Bank of Argentina bills in pesos – Maturity: 02/21/07			9,157
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07			18,383
Subtotal Central Bank of Argentina Bills –listed - Own portfolio			27,540

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 10/15/08	565,739	565,739
Subtotal Central Bank of Argentina Bills – Under repo transactions		565,739

Subtotal instruments issued by the Central Bank of Argentina		565,739	27,540

Jorge H. Britto
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007		12/31/2006	09/30/2007
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Contd.)		565,739	27,540

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/21/07	130,816	130,816	53,593	130,816		130,816
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/28/07	2,023	2,023		2,023		2,023
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	195,685	195,685	24,033	195,465		195,465
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	114,965	114,965	63,950	114,965		114,965
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08	124,241	124,241	47,611	124,241		124,241
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	110,581	110,581	60,237	110,581		110,581
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08	67,996	67,996	91,759	67,996		67,996
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08	142,303	142,303	63,519	142,303		142,303
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	44,334	44,334	30,164	46,375		46,375
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	109,076	109,076	21,525	109,076		109,076
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	40,798	40,798	39,487	40,798		40,798
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	37,021	37,021		41,041		41,041
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	3,889	3,889		6,840		6,840
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/21/09	13,867	13,867		13,867		13,867
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/02/09	103,584	103,584		113,544		113,544
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	1,955	1,955		1,955		1,955
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/18/07			2,004
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07			81,323
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/11/07			11,684
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08	7,035	7,035	5,479	7,035		7,035
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		1,250,169	596,368	1,268,921		1,268,921

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/21/07	241,454	241,454
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	55,129	55,129	30,819
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	132,275	132,275	30,832
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	99,838	99,838
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07			142,230
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07			100,189	106,281		106,281
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08			3,409
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08			106,018
Subtotal Central Bank of Argentina Notes – Under repo transactions		528,696	413,497	106,281		106,281
Total instruments issued by the Central Bank of Argentina		2,344,604	1,037,405	1,375,202		1,375,202
Total government securities		2,489,128	1,259,252	1,406,513	89,357	1,495,870

INVESTMENTS IN LISTED PRIVATE SECURITIES

Debt securities
- Local
Corporate Bonds - Petrobras Energía S.A. (the former Pecom S.A.)			14
Trust debt security - Italcred II Financial Trust			1,035
Subtotal debt securities			1,049
Total Investments in listed private securities			1,049
Total government and private securities		2,489,128	1,260,301	1,406,513	89,357	1,495,870

(1)  The position without options as of September 30, 2007, results from the following disclosure:
Holdings as of September 30, 2007	2,489,128
Plus: Loans of government securities	12,499
Plus: Spot and forward purchases pending settlement	203,021
Less: Deposits of government securities	112,889
Less: Spot and forward sales pending settlement	1,185,246
1,406,513

Jorge H. Britto
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007	12/31/2006

COMMERCIAL

In normal situation	3,061,632	2,287,740
With Senior “A” guarantees and counter-guarantees	47,244	14,347
With Senior “B” guarantees and counter-guarantees	276,641	219,712
Without Senior guarantees or counter-guarantees	2,737,747	2,053,681

Subject to special monitoring	2,420	8,113
In observation
With Senior “B” guarantees and counter-guarantees	86	351
Without Senior guarantees or counter-guarantees	2,334	7,762

Troubled	2,004	16,351
With Senior “B” guarantees and counter-guarantees	1,405	755
Without Senior guarantees or counter-guarantees	599	15,596

With high risk of insolvency	17,331	8,637
With Senior “B” guarantees and counter-guarantees	2,028	2,111
Without Senior guarantees or counter-guarantees	15,303	6,526

Irrecoverable	10,346	16,262
With Senior “B” guarantees and counter-guarantees	5,563	6,208
Without Senior guarantees or counter-guarantees	4,783	10,054

Subtotal Commercial	3,093,733	2,337,103

Jorge H. Britto
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007	12/31/2006

CONSUMER

Performing	2,208,500	1,402,876
With Senior “A” guarantees and counter-guarantees	5,628	5,286
With Senior “B” guarantees and counter-guarantees	183,018	158,572
Without Senior guarantees or counter-guarantees	2,019,854	1,239,018

Inadequate compliance	25,848	18,445
With Senior “B” guarantees and counter-guarantees	3,107	4,753
Without Senior guarantees or counter-guarantees	22,741	13,692

Deficient compliance	15,084	8,960
With Senior “A” guarantees and counter-guarantees	2
With Senior “B” guarantees and counter-guarantees	1,244	1,763
Without Senior guarantees or counter-guarantees	13,838	7,197

Difficult recovery	14,469	7,147
With Senior “B” guarantees and counter-guarantees	1,070	615
Without Senior guarantees or counter-guarantees	13,399	6,532

Irrecoverable	7,681	16,926
With Senior “A” guarantees and counter-guarantees	2	3
With Senior “B” guarantees and counter-guarantees	3,688	9,517
Without Senior guarantees or counter-guarantees	3,991	7,406

Irrecoverable according to Central Bank's rules	213	279
With Senior “B” guarantees and counter-guarantees	128	140
Without Senior guarantees or counter-guarantees	85	139

Subtotal Consumer	2,271,795	1,454,633
Total	5,365,528	3,791,736

Jorge H. Britto
Chairperson

EXHIBIT C

FINANCING FACILITIES CONCENTRATION
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007		12/31/2006
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,042,623	19.43	874,837	23.07
50 next largest customers	1,113,005	20.74	795,210	20.97
100 next largest customers	549,936	10.25	409,029	10.79
Other customers	2,659,964	49.58	1,712,660	45.17

Total	5,365,528	100.00	3,791,736	100.00

Jorge H. Britto
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	9,678	1,653	3,004		14,549		349,461	378,345

Financial sector		29,599	11,216	7,168	11,453	11,127	8,363	78,926

Non-financial private sector and foreign residents	74,080	1,248,049	658,337	670,729	478,809	550,725	1,227,528	4,908,257

Total	83,758	1,279,301	672,557	677,897	504,811	561,852	1,585,352	5,365,528

Jorge H. Britto
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007					12/31/2006	Information on the issuer Data from latest financial statements
	Shares and interests
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year
In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Nuevo Banco Suquía S.A. (1)	Common	1	1	303,700,000	880,994	730,107	Financial institution	09/30/07	303,750	881,622	150,912
Banco del Tucumán S.A.	Common	100	1	395,279	102,220	42,570	Financial institution	09/30/07	43,960	113,681	12,208
Nuevo Banco Bisel S.A.	Common	1	1	650,713,604	747,069	653,180	Financial institution	09/30/07	845,082	1,037,983	122,794
Nuevo Banco Bisel S.A. (2)	Preferred	1	-	51,285,676	52,178		Financial institution	09/30/07	66,605
Macro Valores S.A.	Common	1	1	18,920	170	422	Financial advisory services	09/30/07	19	167	144
Sud Inversiones & Análisis S.A.	Common	1	1	2,297,263	7,513	4,977	Services	09/30/07	2,344	7,580	2,530
Macro Securities S.A. Soc. de Bolsa	Common	1	1	9,405,000	13,714	12,462	Brokerage house	09/30/07	9,500	13,785	985
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,098	686	Mutual funds management	09/30/07	1,713	5,677	2,851
Foreign
Sud Bank & Trust Company Limited	Common	1	1	9,816,899	117,476	108,255	Banking	09/30/07	9,817	117,476	9,222
Red Innova Administradora de Fondos de Inversión S.A.				3,656	322	301	Cash management	09/30/07	818	632	(188)

Subtotal subsidiaries					1,922,754	1,552,960

- Non-subsidiaries
In Argentina
A.C.H. S.A.	Common	1	1	17,500	52	52	Electronic information services	12/31/06	650	1,714	304
Mercado Abierto Electrónico S.A.	Common	1,200	1	1	5	5	Electronic information services	12/31/06	242	8,072	1,885
Visa Argentina S.A.	Common	0.0001	1	11,400	238	238	Business services	05/31/07	1	34,234	10,076
C.O.E.L.S.A.	Common	1	1	44,166	58	58	Services	12/31/06	1,000	1,688	125
Macroaval S.G.R.	Common	1	1	30,500	31	31	Reciprocal guarantee corporation	12/31/06	250	1,544	(6)
Garantizar S.G.R.	Common	1	1	10,000	10	10	Reciprocal guarantee corporation	12/31/06	3,944	205,481	4,677
Argentina Clearing S.A.	Common	30	1	20	28		Services	07/31/06	120	6,129	612
Foreign
BLADEX S.A.	Common	10	1	7,303	247	242	Banking	12/31/06	859,399	1,792,266	177,730
Subtotal non-subsidiaries					669	636

Total in financial institutions, supplementary and authorized activities					1,923,423	1,553,596

In other companies
- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/06	23,599	54,525	13,386
Frigorífico Bermejo S.A.	Preferred	0.1	-	2,064,813	81	554	Meat-packaging	12/31/06	3,399	13,813	(4,052)
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	06/30/06	9,000	10,027	112
Proin S.A.	Common	1	1	244,457	293	293	Juice production	09/30/05	4,604	7,127	174
El Taura S.A.					185	185	Hotel construction and exploitation	12/31/04	420	3,422	(199)
Tunas del Chaco S.A. (3)	Preferred	100	-		150	150	Agriculture	12/31/06	12	951	(212)
Emporio del Chaco S.A. (3)	Preferred	100	-		150	150	Agriculture	12/31/06	12	936	(213)
Campos del Chaco S.A. (ex Prosopis S.A.) (3)	Preferred	100	-		150	150	Agriculture	12/31/06	12	758	(255)
Utility Companies					93	85	Utilities
Cross Sale S.A.	Common	100	1	12	59	59	Sale	11/30/04	12	13	(124)
SEDESA	Common	1	1	45,518	45	45	Deposit guarantee fund management	12/31/06	1,000	12,358	381
Argentina de Hoteles S.A.	Common			33,750	34	34	Hotel services	10/31/05	1,585	4,470	(403)
Sanatorio Las Lomas S.A.	Common	1	1	13,245	32	32	Medical clinic	06/30/06	8,889	15,893	657
Argencontrol S.A.	Common	1	1	28,049	28	28	Agency	12/31/06	700	902	18
Macro Warrants S.A.	Common	1	1	25,000	25	25	Warrants	09/30/06	500	531	17
Papel Misionero S.A.	Common	0.1	1	122,097	12	12	Paper manufacture	12/31/06	40,210	178,974	38,196
Vizora Desarrollos Inmobiliarios SA						34	Real estate	12/31/05	30	387	(177)
Other					2	1
Foreign
SWIFT S.A.	Common	1	1	3	15	15	Services	12/31/06	500,418	962,817	100,051
Total in other companies					4,457	4,955
Total (4)					1,927,880	1,558,551

(1) Net of a negative goodwill amounting to 483.
(2) See Note 7.d.2)
(3) See Note 7.d.1)
(4) As of September 30, 2007 and December 31, 2006, the Bank carried 540 and 1,016 as allowance for impairment in value (see Exhibit J).

Jorge H. Britto
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the period		Net book
Item	beginning of fiscal year	Additions	Transfers	Retirements	Years of useful life	Amount	value at end of period

Bank premises and equipment
Buildings	128,255	314	5,024		50	3,486	130,107
Furniture and facilities	12,652	4,241	38	42	10	2,433	14,456
Machinery and equipment	37,584	21,004	42	19	5	9,573	49,038
Vehicles	23,130	642		2,493	5	3,622	17,657

Total	201,621	26,201	5,104	2,554		19,114	211,258

Other assets
Works in progress	21,334	21,894	(4,340)	578			38,310
Works of art	1,048						1,048
Prepayments for the purchase of assets	3,522	916	(794)	3,551			93
Foreclosed assets	13,426	1,562	30	714	50	168	14,136
Leased buildings	9,434			5,907	50	56	3,471
Stationery and office supplies	914	9,621		8,079			2,456
Other assets	104,160	8,256		5,200	50	544	106,672

Total	153,838	42,249	(5,104)	24,029		768	166,186

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at			Amortization for the period		Net book
Item	beginning of fiscal year	Additions	Retirements	Years of useful life	Amount	value at end of period

Goodwill	66,607			10	5,798	60,809
Organization and development costs (1)	84,134	45,653		5	23,674	106,113

Total	150,741	45,653			29,472	166,922

(1) Including the cost of information technology projects contracted from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders. Additionally, includes 8,499 related to the capitalized estimation of the effects of the dollarization of court deposits mentioned in note 3.3.l.2).

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007		12/31/2006
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,877,349	25.78	1,130,850	21.75
50 next largest customers	1,419,518	19.49	959,835	18.46
100 next largest customers	519,493	7.13	398,611	7.67
Other customers	3,465,169	47.60	2,709,424	52.12

Total	7,281,529	100.00	5,198,720	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	5,888,607	858,429	291,525	235,544	1,380	6,044	7,281,529

Other liabilities from financial intermediation

Central Bank of Argentina	236					534	770
Banks and international Institutions	314	587	159,125				160,026
Non-subordinated corporate bonds		10,391	6,581			780,365	797,337
Financing received from Argentine financial Institutions	34,643	396	47,957	1,187	2,374	38,581	125,138
Other	187,260					53,342	240,602

	222,453	11,374	213,663	1,187	2,374	872,822	1,323,873

Subordinated corporate bonds (1)		13,051	14,024	401	802	473,227	501,505

Total	6,111,060	882,854	519,212	237,132	4,556	1,352,093	9,106,907

(1) It includes, under "Over 3 months and up to 6 months", the amounts due to the Business Enterprise Reconstruction Trust Fund mentioned in note 10.a).

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at beginning of		Decreases		Balances at end of
Breakdown	fiscal year	Increases (1)	Write off	Reversals	period

ALLOWANCES
Loans
For loan losses and impairment in value	124,146	27,807	22,582	18,774	110,597
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	2,661	259	129		2,791
Assets subject to financial leases
For uncollectibility risk	1,611	378			1,989
Investments in other companies
For impairment in value	1,016	84	11	549	540
Other receivables
For uncollectibility risk	14,647	196	64	342	14,437

Total allowances	144,081	28,724	22,786	19,665	130,354

PROVISIONS
Contingent commitments	1,674	145		64	1,755
For other contingencies	50,637	15,239	5,554	1,021	59,301
Difference from court deposits dollarization		8,499	66		8,433

Total liabilities	52,311	23,883	5,620	1,085	69,489

(1) See note 3.3.f). and note 3.3.o)
Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock
Class	Number	Votes per share	Issued and outstanding (1)	Paid in (1)

Registered common stock A	11,235,670	5	11,236	11,236

Registered common stock B	672,707,767	1	672,707	672,707

Total	683,943,437		683,943	683,943

(1)	Related to Ps. 683,943,437 (See note 9).

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007										12/31/2006
		Total per currency
Items	Total Parent company and Argentine branches	US dollar	Pound sterling	Swiss franc	Danish krone	Canadian dollar	Yen	Swedish krone	Norwegian krone	Euro	Total
ASSETS
Cash	644,700	629,092	608	210	35	343	192	18	12	8,949	492,872
Government and private securities	145,235	89,814									96,390
Loans	618,675	829,883									446,180
Other receivables from financial intermediation	437,325	437,325									431,692
Assets Subject to financial leases	18,982	18,982
Investments in other companies	118,062	118,062									108,813
Other receivables	4,884	4,849								35	6,385

Total	1,987,863	2,128,007	608	210	35	343	192	18	12	8,984	1,582,332

LIABILITIES
Deposits	959,071	959,071									749,178
Other liabilities from financial intermediation	798,754	793,346		73						5,335	278,503
Other liabilities	761	758								3	1,102
Subordinated corporate bonds	499,083	499,083									504,768
Items pending allocation	3	3

Total	2,257,672	2,252,261		73						5,338	1,533,551

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	147,999	147,999									73,351
Control	1,030,009	1,026,294	1	1		16				3,697	849,331
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	196,507	192,142								4,365	105,503

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2007		12/31/2006
Item	In normal situation	Total	Total
Loans
Overdrafts	3,794	3,794	7,782
Without Senior guarantees or counter-guarantees	3,794	3,794	7,782
Documents	236	236	279
Without Senior guarantees or counter-guarantees	236	236	279
Credit cards	1,523	1,523	296
Without Senior guarantees or counter-guarantees	1,523	1,523	296
Other	5,178	5,178	20,438
Without Senior guarantees or counter-guarantees	5,178	5,178	20,438
Total loans	10,731	10,731	28,795

Other receivables from financial intermediation	3,815	3,815	73

Assets subject to financial leases and other	687	687	5,795

Contingent Commitments	5,800	5,800	5,021

Investments in other companies	1,923,310	1,923,310	1,554,023
Total	1,944,343	1,944,343	1,593,707

Allowances / Provisions	279	279	399

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Originally		Weighted average
	Purpose of the				agreed	Residual	term of
Type of contract	Transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	weighted average term	weighted average term	settlement of differences	Amount

	Intermediation	Private	With delivery of	Over The Counter - Residents
Options	- own account	securities	underlying asset	in Argentina - Non-financial sector	1	-	-	20,595

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	61	-	89,357

	Intermediation	Argentine	With delivery of
Futures	- own account	government securities	underlying asset	BCBA (Buenos Aires stock exchange)	1	1	-	9,445

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Futures	- own account	government securities	underlying asset	electronic market)	1	1	-	1,220,095

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	1	1	-	63,280

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	1	2	-	405,268

	Intermediation	Foreign	Upon maturity of term	Over The Counter - Residents
Futures	- own account	currency	to settle differences	in Argentina - Non-financial sector	1	1	-	31,498

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2007	12/31/2006
ASSETS

A. CASH
Cash on hand	523,128	564,191
Due from banks and correspondents
Central Bank of Argentina	1,468,992	1,551,399
Local Others	18,923	13,777
Foreign	556,428	497,433
Other	164	108
	2,567,635	2,626,908

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings for trading or financial intermediation	269,345	304,065
Unlisted government securities	19,258	13,441
Instruments issued by the Central Bank of Argentina	4,586,026	2,787,019
Investments in listed private securities	71,648	118,459
less: Allowances (Note 8.)	(29)	(29)
	4,946,248	3,222,955

C. LOANS (Notes 4. and 5.)
To the non-financial government sector	752,817	774,273
To the financial sector
Interfinancing - (granted call)	28,580	395,000
Other financing to Argentine financial Institutions	50,858	39,065
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,062	2,865
To the non-financial private sector and foreign residents
Overdrafts	1,437,004	1,103,270
Documents	947,215	543,734
Mortgage loans	575,250	426,138
Pledged loans	324,335	300,949
Personal loans	2,763,233	1,431,105
Credit cards	635,575	497,872
Other (Note 11.1.)	1,584,860	1,131,315
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	125,233	101,744
less: Unposted payments	(30)	(139)
less: Unearned discount	(16,718)	(11,505)
less: Allowances (Note 8.)	(193,397)	(208,581)
	9,015,877	6,527,105

Jorge H. Brito
Chairperson

	09/30/2007	12/31/2006
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	158,873	119,954
Amounts receivable from spot and forward sales pending settlement	809,585	213,605
Securities and foreign currency receivable from spot and forward purchases pending settlement	105,741	140,717
Premiums on options taken		868
Unlisted corporate bonds (Notes 4. and 5.)	46,402	12,661
Receivables from forward transactions without delivery of underlying asset	228	110
Other receivables not covered by debtors classification standards (Note 11.2.)	751,742	557,870
Other receivables covered by debtors classification standards (Notes 4. and 5.)	63,930	47,108
less: Allowances (Note 8.)	(196,023)	(178,319)
	1,740,478	914,574

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Notes 4. and 5.)	373,598	282,129
less: Allowances (Note 8.)	(4,415)	(3,489)
	369,183	278,640

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	440	429
Other	10,705	11,116
less: Allowances (Note 8.)	(696)	(1,172)
	10,449	10,373

G. OTHER RECEIVABLES
Receivables from sale of assets (Notes 4. and 5.)	24,877	26,330
Minimum presumed income tax - Tax Credit	48,522	47,780
Other (Note 11.3.)	221,047	155,038
Accrued interest and adjustments receivable on receivables from sale of assets (Notes 4. and 5.)	486	302
Other accrued interest and adjustments receivable	59	66
less: Allowances (Note 8.)	(29,503)	(36,153)
	265,488	193,363

H. BANK PREMISES AND EQUIPMENT, NET	343,803	336,251

I. OTHER ASSETS	213,337	202,765

J. INTANGIBLE ASSETS
Goodwill	74,227	81,164
Organization and development costs	184,277	110,015
	258,504	191,179

K. ITEMS PENDING ALLOCATION	711	859

TOTAL ASSETS	19,731,713	14,504,972

Jorge H. Brito
Chairperson

	09/30/2007	12/31/2006
LIABILITIES

L. DEPOSITS (Notes 6. and 7.)
From the non-financial government sector	2,043,946	1,295,630
From the financial sector	9,311	5,078
From the non-financial private sector and foreign residents
Checking accounts	2,369,954	1,876,232
Savings accounts	2,603,772	2,097,362
Time deposits	5,947,759	4,380,981
Investment accounts	35,440	18,836
Other (Note 11.4.)	409,398	360,195
Accrued interest, adjustments, foreign exchange and quoted price differences payables	52,878	36,703
	13,472,458	10,071,017

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Note 7.)
Other	339,000	386,089
Banks and international Institutions (Note 7.)	165,735	176,687
Non-subordinated Corporate Bonds (Note 7.)	770,046
Amounts payable for spot and forward purchases pending settlement	103,468	132,434
Securities and foreign currency to be delivered under spot and forward sales pending settlement	901,447	217,066
Premiums on options sold	14	868
Financing received from Argentine financial Institutions (Note 7.)
Interfinancing - (received call)	81,140	25,000
Other financing received from Argentine financial Institutions	26,726	22,982
Accrued interest payables	532	23
Receivables from forward transactions without delivery of underlying asset	275
Other (Notes 7. and 11.5.)	428,595	250,091
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Note 7.)	41,117	25,876
	2,858,095	1,237,116

N. OTHER LIABILITIES
Dividends payable	1	662
Professional fees	524	9
Other (Note 11.6.)	173,865	188,260
Accrued interest and adjustments payables	1,300
	175,690	188,931

O. PROVISIONS (Note 8.)	171,554	104,870

P. SUBORDINATED CORPORATE BONDS (Note 7.)	501,505	507,844

Q. ITEMS PENDING ALLOCATION	1,432	2,052

MINORITY INTERESTS IN SUBSIDIARIES	12,069	78,165

TOTAL LIABILITIES	17,192,803	12,189,995

SHAREHOLDERS' EQUITY	2,538,910	2,314,977

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	19,731,713	14,504,972

Jorge H. Brito
Chairperson

	09/30/2007	12/31/2006
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	10,795,808	10,333,170
Contingent	3,923,672	3,286,537
Guarantees received	3,393,758	2,718,097
Other not covered by debtors classification standards	512	459
Contingent debit-balance contra accounts	529,402	567,981
Control	5,703,220	6,041,123
Receivables classified as irrecoverable	853,558	879,769
Other (Note 11.7.)	4,666,977	5,028,310
Control debit-balance contra accounts	182,685	133,044
Derivatives	619,911	574,775
Notional value of call options taken		159,804
Notional value of put options taken	10,302	50,649
Notional value of forward transactions without delivery of underlying asset	300,621
Derivatives debit-balance contra accounts	308,988	364,322
Trust activity	549,005	430,735
Trust funds	549,005	430,735

CREDIT-BALANCE ACCOUNTS	10,795,808	10,333,170
Contingent	3,923,672	3,286,537
Unused portion of loans granted, covered by debtors classification standards (Notes 4. and 5.)	8,457	9,120
Guarantees provided to the Central Bank of Argentina	158,949	180,908
Other guarantees provided covered by debtors classification standards (Notes 4. and 5.)	152,762	243,057
Other guarantees provided not covered by debtors classification standards	49,487	43,289
Other covered by debtors classification standards (Notes 4. and 5.)	159,747	91,607
Contingent credit-balance contra accounts	3,394,270	2,718,556
Control	5,703,220	6,041,123
Checks to be credited	182,685	133,044
Control credit-balance contra accounts	5,520,535	5,908,079
Derivatives	619,911	574,775
Notional value of call options sold	10,883	91,071
Notional value of put options sold	111,396	245,675
Notional value of forward transactions without delivery of underlying asset	186,709	27,576
Derivatives credit-balance contra account	310,923	210,453
Trust activity	549,005	430,735
Trust activity credit-balance contra accounts	549,005	430,735

Note: The accompanying notes 1 through 13 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2007 AND 2006
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2007	09/30/2006

A. FINANCIAL INCOME
Interest on cash and due from banks	14,601	8,396
Interest on loans to the financial sector	27,323	10,467
Interest on overdrafts	128,667	76,930
Interest on documents	88,858	35,081
Interest on mortgage loans	46,746	33,279
Interest on pledged loans	36,732	30,516
Interest on credit card loans	38,274	20,713
Interest on other loans	356,333	171,494
Interest on other receivables from financial intermediation	14,698	10,910
Income from government and private securities, net (Note 11.8.)	297,464	226,479
Income from guaranteed loans - Presidential Decree No. 1,387/01	32,130	20,947
Net income from options	1,525	649
CER (Benchmark Stabilization Coefficient) adjustment	47,608	62,752
CVS (Salary Variation Coefficient) adjustment	1,314	1,172
Difference in quoted prices of gold and foreign currency	32,027	30,855
Other (Note 11.9.)	96,251	49,565
	1,260,551	790,205

B. FINANCIAL EXPENSE
Interest on checking accounts	15,238	4,815
Interest on savings accounts	7,091	4,709
Interest on time deposits	306,680	155,758
Interest on interfinancing received loans ( received call )	2,500	511
Interest on other financing to financial Institutions	69	143
Interest on other liabilities from financial intermediation	49,082	10,866
Interest on subordinated bonds	37,940
Other interest	8,357	10,322
CER adjustment	33,296	42,272
Contribution to Deposit Guarantee Fund	14,070	8,745
Other (Note 11.10.)	59,848	30,534
	534,171	268,675

GROSS INTERMEDIATION MARGIN - GAIN	726,380	521,530

C. PROVISION FOR LOAN LOSSES	61,650	42,386

D. SERVICE-CHARGE INCOME
Related to lending transactions	38,216	21,689
Related to deposits	315,509	201,922
Other fees	14,976	15,618
Other (Note 11.11.)	100,165	70,702
	468,866	309,931

Jorge H. Brito
Chairperson

	09/30/2007	09/30/2006

E. SERVICE-CHARGE EXPENSE
Fees	46,574	32,369
Other (Note 11.12.)	60,942	32,804
	107,516	65,173

F. ADMINISTRATIVE EXPENSES
Personnel expenses	423,015	264,380
Directors' and statutory auditors' fees	22,118	11,320
Other professional fees	28,212	28,151
Advertising and publicity	33,672	21,924
Taxes	9,795	5,813
Depreciation of equipment	30,233	19,810
Amortization of organization costs	12,319	9,387
Other operating expenses (Note 11.13.)	108,055	68,594
Other	14,472	12,945
	681,891	442,324

NET INCOME FROM FINANCIAL INTERMEDIATION	344,189	281,578

G. OTHER INCOME
Income from long-term investments	60
Penalty interest	5,098	3,469
Recovered loans and allowances reversed	112,184	93,728
CER adjustments	165	256
Other (Note 11.14.)	26,443	30,060
	143,950	127,513

H. OTHER EXPENSE
Expense from long-term investments		439
Penalty interest and charges payable to the Central Bank ok Argentina	55	28
Charges for other receivables uncollectibility and other allowances	11,417	13,464
Amortization of differences from amparos	20,349	13,911
Depreciation and loss of other assets	4,810	2,952
Goodwill amortization	6,937	2,453
Other (Note 11.15.)	61,921	50,237
	105,489	83,484

MINORITY INTERESTS	(1,443)	(1,799)

NET INCOME BEFORE INCOME TAX	381,207	323,808

I. INCOME TAX (Note 10.)	54,682	46,570

NET INCOME FOR THE PERIOD	326,525	277,238

Note: The accompanying notes 1 through 13 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS
RELATED TO THE NINE-MONTH PERIOD
ENDED SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

Changes in cash and cash equivalents (Note 2.)
Cash at beginning of year	2,626,908
Cash at end of period	2,638,338
Net increase in cash	11,430

Causes of changes in cash

Operating activities
Net collections/ (payments):
- Government and private securities	(693,798)
- Loans
- to the financial sector	389,098
- to the nonfinancial government sector	54,321
- to the nonfinancial private sector and foreign residents	(2,102,962)
- other receivables from financial intermediation	(1,028,982)
- Assets under financial lease	(51,360)
- Deposits
- to the financial sector	4,196
- to the nonfinancial government sector	741,293
- to the nonfinancial private sector and foreign residents	2,377,882
- Other liabilities from financial intermediation
- Financing facilities from the financial sector	4,725
Others (except liabilities included under financing activities)	180,697
Collections related to service-charge income	466,831
Payments related to service-charge expenses	(107,160)
Administrative expenses paid	(634,658)
Payment of organization and development expenses	(33,818)
Net collections from punitive interest	5,076
Differences from payments related to court orders	(29,172)
Collections of dividends from other companies	621
Other collections related to other income and losses	14,751
Net payments from other operating activities	(70,522)
Payment of income tax / minimum presumed income tax	(61,866)
Net cash flows used in operating activities	(574,807)

Jorge H. Brito
Chairperson

(Continued)

Investing activities
Net payments for bank premises and equipment	(34,349)
Net payments for other assets	(15,292)
Payments from purchases of investments in other companies	(889)
Collections from sales of investments in other companies	4
Other payments for investing activities	(3,209)
Net cash flows used in investing activities	(53,735)

Financing activities
Net collections/ (payments):
- Nonsubordinated corporate bonds (1)	748,919
- BCRA (Central Bank of Argentina):
Other	(60,528)
- Banks and International Organizations	(10,952)
- Subordinated corporate bonds	(13,471)
- Financing received from financial institutions in Argentina	10,675
Payment of dividends	(103,294)
Other collections from financing activities	38,283
Net cash flows provided by financing activities	609,632

Financial income (expense) and holding gains (losses) on cash and cash equivalents	30,340

Net cash increase	11,430

(1) See Notes 10.c.2.) and 10.c.3.) to Banco Macro S.A.'s stand-alone financial statements.

Note: Notes 1 through 13 to the consolidated financial statements and Exhibit I hereto are an integral part of these financial statments, which form part of the stand-alone financial statements of Banco Macro S.A. and should be read jointly with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2007	12/31/2006

COMMERCIAL

In normal situation	4,911,570	4,004,780
With Senior “A” guarantees and counter-guarantees	102,428	26,037
With Senior “B” guarantees and counter-guarantees	479,044	339,078
Without Senior guarantees or counter-guarantees	4,330,098	3,639,665

Subject to special monitoring	22,840	26,651
In observation
With Senior “A” guarantees and counter-guarantees	397
With Senior “B” guarantees and counter-guarantees	3,534	6,058
Without Senior guarantees or counter-guarantees	18,909	7,762
In negotiation or with refinancing agreements
Without Senior guarantees or counter-guarantees		12,831

Troubled	7,469	24,944
With Senior “A” guarantees and counter-guarantees		3,371
With Senior “B” guarantees and counter-guarantees	3,946	3,050
Without Senior guarantees or counter-guarantees	3,523	18,523

With high risk of insolvency	24,495	16,267
With Senior “B” guarantees and counter-guarantees	2,028	7,310
Without Senior guarantees or counter-guarantees	22,467	8,957

Irrecoverable	15,362	24,608
With Senior “B” guarantees and counter-guarantees	9,193	10,973
Without Senior guarantees or counter-guarantees	6,169	13,635

Subtotal Commercial	4,981,736	4,097,250

Jorge H. Brito
Chairperson

(Continued)

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2007	12/31/2006

CONSUMER

Performing	4,913,562	3,230,190
With Senior “A” guarantees and counter-guarantees	17,531	18,384
With Senior “B” guarantees and counter-guarantees	907,946	759,573
Without Senior guarantees or counter-guarantees	3,988,085	2,452,233

Inadequate compliance	56,726	38,965
With Senior “A” guarantees and counter-guarantees	6	30
With Senior “B” guarantees and counter-guarantees	10,467	11,198
Without Senior guarantees or counter-guarantees	46,253	27,737

Deficient compliance	31,380	22,345
With Senior “A” guarantees and counter-guarantees	2
With Senior “B” guarantees and counter-guarantees	4,609	5,227
Without Senior guarantees or counter-guarantees	26,769	17,118

Difficult recovery	33,215	20,591
With Senior “A” guarantees and counter-guarantees	7
With Senior “B” guarantees and counter-guarantees	3,776	3,525
Without Senior guarantees or counter-guarantees	29,432	17,066

Irrecoverable	20,636	34,574
With Senior “A” guarantees and counter-guarantees	251	249
With Senior “B” guarantees and counter-guarantees	7,263	15,406
Without Senior guarantees or counter-guarantees	13,122	18,919

Irrecoverable according to Central Bank's rules	2,278	4,085
With Senior “B” guarantees and counter-guarantees	321	390
Without Senior guarantees or counter-guarantees	1,957	3,695

Subtotal Consumer	5,057,797	3,350,750
Total	10,039,533	7,448,000

Note: The accompanying notes 1 through 13 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.        SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

According to the procedures provided in Central Bank Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has made a line-by-line consolidation of its balance sheets as of September 30, 2007 and December 31, 2006, and the statements of income for the nine-month periods ended September 30, 2007, and 2006, and the statement of cash flows ended September 30, 2007, with those of the subsidiaries detailed below, for the nine-month periods and years then ended:

The information referring to the number of shares, percentage of capital stock and percentage of possible votes in the table below indicate Banco Macro S.A.'s total interest, i.e., the sum total of direct and indirect interest.

	Shares			Percentage of
Company	Type	Number		Capital stock	Possible votes

Nuevo Banco Suquía S.A.	Common	303,700,000		99.984%	99.984%

Nuevo Banco Bisel S.A. (a)	Common Preferred	845,051,504 66,602,323		99.996%	99.996%

Banco del Tucumán S.A. (a)	Common	395,279	(b)	89.918%	89.918%

Sud Bank & Trust Company Limited (c)	Common	9,816,899		99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa	Common	9,498,100	(d)	99.980%	99.980%

Sud Inversiones & Análisis S.A.	Common	2,297,263		98.000%	98.000%

Macro Fondos S.G.F.C.I. S.A.	Common	1,685,284	(e)	98.382%	98.382%

Macro Valores S.A.	Common	18,920	(f)	99.947%	99.947%

Red Innova Administradora de Fondos de Inversión S.A. (a)	Common	3,656		51.000%	51.000%

(a)
Nuevo Banco Bisel S.A. has been consolidated since August 11, 2006, Banco del Tucumán S.A. since May 5, 2006, and Red Innova Administradora de Fondos de Inversión S.A. since September 13, 2006 (see notes 2.5., 2.6. and 2.7. to the Bank’s stand-alone financial statements.)

(b)	See also note 2.5 to the Bank’s stand-alone financial statements.

(c)	Sud Bank & Trust Company Limited consolidates with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 141).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

(d)
Considering the effect of the shares to be received from the capital increase is considered. Such transaction was approved by the Special Unanimous Shareholders’ Meeting of Macro Securities S.A Sociedad de Bolsa held on March 30, 2007. As of the date of issuance of these financial statements, the registration with the IGJ of the capital increase was still pending.

(e)
Considering the effect of the shares to be received from the capital increase approved by the General Regular and Special Shareholders’ Meeting of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on May 16, 2007. As of the date of these financial statements, the registration with the IGJ of the abovementioned capital increase was still pending.

(f)
Considering the effect of the redemption of 230,948 shares as a result of the voluntary capital stock reduction. Such transaction was approved by the General Special Unanimous Shareholders’ Meeting of Macro Valores S.A. on September 14, 2007. As of the date of issuance of these financial statements, the registration with the IGJ of the capital reduction was still pending.

The receivables/payables and income (loss) from transactions between the institutions were eliminated in the consolidation process.

Furthermore, prior to consolidation, the financial statements of Sud Bank & Trust Company Limited (consolidated with Sud Asesores (ROU) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. were adapted to the professional accounting standards effective in Argentina and the Central Bank rules. Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the nine-month period ended September 30, 2007, and the fiscal year ended December 31, 2006.

b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)
The amounts of the accounts in the statement of income for the nine-month periods ended September 30, 2007, and 2006, were converted into pesos, as described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each year (difference between retained earnings at beginning of year and retained earnings at year-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Sud Bank and Trust Company Limited (consolidated with Sud Asesores R.O.U. S.A.) and Red Innova Administradora de Fondos de Inversión S.A. as of September 30, 2007, considering the translation process mentioned above are as follows:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

- Sud Bank and Trust Company Limited (consolidated with Sud Asesores R.O.U. S.A.):

	In thousands of USD	In thousands of Ps.

Assets	162,656	512,285

Liabilities	125,356	394,809

Shareholders’ equity	37,300	117,476

- Red Innova Administradora de Fondos de Inversión S.A.:

	In thousands of UYU	In thousands of Ps.

Assets	5,149	707

Liabilities	543	75

Shareholders’ equity	4,606	632

The table below shows the assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each one of its subsidiaries as of September 30, 2007:

	Banco Macro S.A.	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. consolidated

Assets	13,169,351	4,718,605	3,513,595	1,165,888	512,285	97,937	3,445,948	19,731,713

Liabilities	10,630,441	3,836,983	2,475,612	1,052,207	394,809	75,617	1,272,866	17,192,803

Shareholders’ equito	2,538,910	881,622	1,037,983	113,681	117,476	22,320	2,173,082	2,538,910

Income (loss)	326,525	150,912	122,794	12,208	9,222	3,802	298,938	326,525

(1)	Figures related to Sud Bank & Trust consolidated with Sud Asesores (ROU) S.A.

(2)
Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.), Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

2.	VALUATION METHODS

-
The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

-
The Bank and its subsidiaries consider “cash and cash equivalents” to be the Cash and Government and private securities accounts which mature less than 90 days as from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related Statement of shareholders' equity accounts:

Item	Balance as of 09/30/2007

Cash	2,567,635
Government and private securities	70,703
Total	2,638,338

3.	RESTRICTED ASSETS

Certain assets are restricted as follows:

3.1.	Nuevo Banco Suquía S.A.:

a)
As of September 30, 2007, and December 31, 2006, Nuevo Banco Suquía S.A. had provided in guarantee 7,015 and 5,913, respectively, regarding credit card transactions, and 978 and 1,088, respectively, for other security deposits.

b)
As of September 30, 2007, and December 31, 2006, Nuevo Banco Suquía S.A. recorded 36,561 and 37,011, respectively, in the “Other receivables from financial intermediation – Central Bank” account, related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar ones.

c)
As of December 31, 2005, Nuevo Banco Suquía S.A. had provided the Class “A” Bond Certificate of Participation in the Suquía Trust as guarantee for the loan granted by the Central Bank to such bank to purchase “Argentine Government Bonds 2005, 2007 and 2012,” which would be used for the deposit exchange option exercised by the holders of deposits with Nuevo Banco Suquía S.A. This guarantee covered principal, adjustments and interest up to the maximum amount of 178,056.

The Central Bank accepted the exchange of this guarantee for guaranteed loans and registered mortgage bills. As of September 30, 2007, these guarantees amounted to 204,331 in guaranteed loans and 28,482 in registrable mortgage bills.

As of September 30, 2007, and December 31, 2006, such loan amounted to 178,665 and 203,437, respectively.

d)
As of September 30, 2007, Central Bank Notes amounting to a face value of 33,007,000 were pledged to secure the repayment of the loan agreed upon under the Global Credit Program for Small- and Medium-sized Enterprises and Micro-enterprises (MIPYMES).

e)
As of September 30, 2007, preferred shares of Nuevo Banco Bisel S.A. amounting to 15,235 were pledged with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

3.2.	Banco del Tucumán S.A.:

a)
As of September 30, 2007, and December 31, 2006, Banco del Tucumán S.A. recorded 18,446 and 14,305 respectively, in the “Other receivables from financial intermediation - Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar ones.

b)	As of September 30, 2007, and December 31, 2006, Banco del Tucumán S.A. recorded 509 and 343 respectively, under “Other receivables – Other – Security deposits” to secure credit card transactions.

3.3.	Nuevo Banco Bisel S.A.:

a)
As of September 30, 2007, and December 31, 2006, Nuevo Banco Bisel S.A. continued to keep as security the loans for the acquisition of Argentine Government Bonds (section 14, Presidential Decree 905/02, “Canje I”) for an amount of 158,949 and 180,908, respectively. To secure the loans of the Boden exchange, as of September 30, 2007, Nuevo Banco Bisel S.A. transferred in favor of the Central Bank Guaranteed Loans for a face value of 65,437,012, Book-entry Mortgage Bills for a face value of 28,871,737 and, as of December 31, 2006, BODEN 2007 for a face value of 131,197,500, Guaranteed Loans for a face value of 61,861,822 and Book-entry Mortgage Bills for a face value of 29,667,837 recorded in the amount of 202,216 and 221,329, respectively.

Additionally, as of September 30, 2007, notes (NOBAC) for a face value of 26,000,000 were booked in accounts for 25,115, delivered to the Central Bank to guarantee the credit transaction granted according to the Inter American Development Bank (IADB) line for the global credit program for small- and medium-sized enterprise in the amount of 5,210.

b)
As of September 30, 2007, and December 31, 2006, Nuevo Banco Bisel S.A. recorded 11,992 and 8,648, respectively, in the “Other receivables from financial intermediation – Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar ones.

c)
As of September 30, 2007, and December 31, 2006, Nuevo Banco Bisel S.A. included under “Other receivables” the funds related to credit card transactions for an amount of 5,982 and 5,542, respectively; funds to guarantee expenses and financial trusts liquidity for 165 and 1,137, respectively, and other minor guarantees for 93 and 140, respectively. In addition, as of both dates, it included 200 that was withheld by the purchaser for the sale of Bisel Servicios S.A.

d)
As of September 30, 2007, and December 31, 2006, Nuevo Banco Bisel S.A. included under “Other receivables” receivables from foreign correspondents for 7,686 and 7,417 acquired from Fideicomiso Bisel and subject to attachments against former Banco Bisel S.A., although these accounts are part of the assets excluded from former Banco Bisel S.A. as per Resolution 580/02 of the Central Bank Board of Governors. These amounts were fully booked as allowance as of both dates.

3.4.	Macro Securities S.A. Sociedad de Bolsa:

a)
As of September 30, 2007, and December 31, 2006, the two shares in Mercado de Valores de Buenos Aires S.A., which are disclosed in the “Investments in other companies” account in the amount of 1,452 (owned by Macro Securities S.A. Sociedad de Bolsa), are pledged in favor of "La Buenos Aires Cía. Argentina de Seguros S.A." under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Sociedad de Bolsa’s possible failure to comply with its obligations.

b)
Investments in Tunas del Chaco S.A., Emporio del Chaco S.A. y Campos del Chaco S.A. (formerly Proposis S.A.) in the amount of 802, 736 and 618, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

See also note 7 to the Bank’s stand-alone financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

4.	FINANCING FACILITIES CONCENTRATION

The following is the Bank’s consolidated financing facilities concentration with its subsidiaries as of September 30, 2007:

Item	Outstanding balance	% of total portfolio

10 largest customers	1,811,920	18.05

50 next largest customers	1,376,458	13.71

100 next largest customers	759,625	7.57

Other customers	6,091,530	60.67

Total	10,039,533	100.00

5.	FINANCING BREAKDOWN BY TERM

The following is the breakdown by term of the Bank's financing consolidated with its subsidiaries as of September 30, 2007:

	Maturity
Item	Up to 12 months	Over 12 months	Total

To the nonfinancial government sector	39,820	727,451	767,271

To the financial sector	70,499	52,199	122,698

To the nonfinancial private sector and foreign residents	5,831,154	3,318,410	9,149,564

Total	5,941,473	4,098,060	10,039,533

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

6.	DEPOSIT CONCENTRATION

The following is the Bank’s consolidated deposit concentration with its subsidiaries as of September 30, 2007:

Item	Outstanding balance	% of total portfolio

10 largest customers	2,070,534	15.37

50 next largest customers	1,693,336	12.57

100 next largest customers	774,470	5.75

Other customers	8,934,118	66.31

Total	13,472,458	100.00

7.	BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND SUBORDINATED CORPORATE BONDS DUE DATES BY TERM

The following is the due date breakdown by term of the Bank’s deposits, other liabilities from financial intermediation and subordinated corporate bonds consolidated with its subsidiaries by term as of September 30, 2007:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Deposits	13,463,269	9,189	13,472,458

Other liabilities from financial intermediation

Central Bank of Argentina	69,241	269,759	339,000

Banks and International Organizations	166,178	1,438	167,616

Nonsubordinated corporate bonds	16,972	770,046	787,018

Financing received from financial institutions in Argentina	89,141	41,113	130,254

Other	356,039	72,964	429,003
	697,571	1,155,320	1,852,891
Subordinated corporate bonds	27,476	474,029	501,505

Total	14,188,316	1,638,538	15,826,854

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

8.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of September 30, 2007:

	Balances at beginning of		Decreases		Balances at
Item	year	Increases	Uses	Reversals	end of period

Allowances

For government and private securities	29				29

For loans	208,581	59,865	34,775	40,274	193,397

For other receivables from financial intermediation	178,319	26,017	4,709	3,604	196,023

For assets subject to financial lease	3,489	1,044		118	4,415

For investments in other companies	1,172	84	11	549	696

For other receivables	36,153	1,608	1,624	6,634	29,503

Total	427,743	88,618	41,119	51,179	424,063

Provisions

For contingent commitments	1,674	189		64	1,799

For negative goodwill	483				483

For other contingencies	102,217	57,061	10,877	1,021	147,380

For severance pay	496		209		287

Difference from court deposits dollarization		21,671	66		21,605

Total	104,870	78,921	11,152	1,085	171,554

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in absolute values of transactions effective as of September 30, 2007, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

Type of contract / underlying asset	Amount

Futures / government securities	768,621

Futures / foreign currency	487,330

Options / Boden coupons	111,396

Forward / government securities	22,264

Options / other	20,596

Options / Stock index	590

In addition, positions of transactions effective as of September 30, 2007, are as follows:

-	Net position of repurchase agreements: 749,174 (liability).

-	Net position of forward government securities transactions: 22,264 (liability).

-	Net position of forward foreign-currency transactions offset: 113,912 (asset) (a).

-	Position of trust debt securities call options sold: 10,292 (b).

-	Position of stock index put options sold: 590.

-	Position of trust debt securities call options purchased: 10,303 (b).

-	Position of put options sold on Boden 2012 and 2013 coupons (Presidential Decrees Nos. 905/02 and 1,836/02): 111,396 (c).

(a)	See note 11. a) to the Bank’s stand-alone financial statements.

(b)	See note 11. b) to the Bank’s stand-alone financial statements.

(c)	See note 11. c) to the Bank’s stand-alone financial statements.

10.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Apart from what was mentioned in note 4 to the Bank’s stand-alone financial statements, the following shows the situation of each subsidiary.

As of September 30, 2007, the subsidiary, Nuevo Banco Suquía S.A. estimated income tax for an amount of 14,000 while, as of December 31, 2006, it did not accrue income tax because it carried NOLs as of such date. In addition, as September 30, 2007, the accumulated minimum presumed income tax capitalized in the “Other receivables” account amounted to 23,287, and the maximum estimated year of use of which is 2007.

In addition, as of September 30, 2007, and December 31, 2006, Banco del Tucumán S.A. estimated income tax for 6,500 and 3,000, respectively. In addition, such bank capitalized an amount of 6,830 for minimum presumed income tax -the maximum estimated term of use of which is 2008- and minimum presumed income tax prepayments for 2006, amounting to 258.

Finally, as of September 30, 2007, and December 31, 2006, Nuevo Banco Bisel S.A. did not accrue income tax because it carried accumulated NOLs as of such dates. In addition, such bank capitalized an amount of 18,297 for minimum presumed income tax -the maximum estimated term of use of which is 2009-, accrued 3,058 in that regard and made prepayments for 2,092.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

As of December 31, 2006, all the minimum presumed income tax credits of Nuevo Banco Bisel S.A. were accrued. During the period ended September 30, 2007, in compliance with the requirements under Central Bank Communiqués “A” 4,295 and “A” 4,111, as amended, and the estimates related to the future variation in such bank’s business, which show high possibilities of taxable income allowing for the absorption thereof, such bank reversed the accruals.

11.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income consolidated with subsidiaries is as follows:

09/30/2007	12/31/2006

11.1)	Loans - Other

Export financing and prefinancing	833,677	499,595
Other loans	748,536	629,929
Government securities	2,641
Documentary credits	6	1,791
	1,584,860	1,131,315

11.2)	Other receivables from financial intermediation – Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	520,360	448,710
Debt securities in financial trusts	207,800	90,133
Unaccrued premiums on repurchase agreements		1,518
Other	23,582	17,509
	751,742	557,870

11.3)	Other receivables - Other

Sundry receivables	85,637	67,332
Advance payments	67,017	25,705
Tax prepayments	33,855	29,997
Security deposits	33,345	30,971
Other	1,193	1,033
	221,047	155,038

11.4)	Deposits - Other

Balances of accounts without movements	219,480	182,990
Unemployment fund for workers of the building industry	47,605	33,984
Deposits affected by amparos (constitutional rights protection actions)	26,116	25,740
Special deposits related to inflows of foreign funds	17,165	14,002
Security deposits	10,147	9,908
Orders payable	637	1,972
Other	88,248	91,599
	409,398	360,195

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

09/30/2007	12/31/2006

11.5)	Other liabilities from financial intermediation - Other

Miscellaneous not subject to minimum cash requirements	69,674	46,388
SEDESA - Purchase of preferred shares of Nuevo Banco Bisel S.A.	68,890
Collections and other transactions on account and behalf of others	64,030	59,508
Other withholdings and additional withholdings	62,981	48,653
Purchase financing payables	62,320	34,749
Other payment orders pending settlement	42,408	26,597
Retirement pension payment orders pending settlement	30,155	14,139
Miscellaneous subject to minimum cash requirements	10,256	3,441
Miscellaneous	17,881	16,616
	428,595	250,091

11.6)	Other liabilities - Other

Taxes payable	84,515	100,043
Miscellaneous payables	56,273	47,168
Salaries and payroll taxes payable	16,800	26,333
Prepayment for the sale of assets	5,807	4,581
Withholdings on salaries to be paid over	4,052	5,375
Other	6,418	4,760
	173,865	188,260

11.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	3,702,798	4,153,895
Managed portfolios	428,533	493,783
Checks and securities to be debited	195,775	199,141
Checks and securities to be collected	183,725	63,843
Other	156,146	117,648
	4,666,977	5,028,310

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)
09/30/2007	09/30/2006

11.8)	Financial income – Net income from government and private securities

Income from government securities	258,740	192,268
Income from certificates of participation in financial trusts	25,599	20,151
Other	13,125	14,060
	297,464	226,479

11.9)	Financial income – Other

Income from assets subject to financial lease	41,439	22,503
Interest on loans for export prefinancing and financing	31,547	10,862
Premiums on reverse repurchase agreements with the financial sector	19,527	13,595
Other	3,738	2,605
	96,251	49,565

11.10)	Financial expense – Other

Turnover tax	33,682	20,161
Valuation allowance of loans to the government sector – Communiqué “A” 3,911	19,054	3,130
Premiums on repurchase agreements with the financial sector	7,112	6,183
Other		1,060
	59,848	30,534

11.11)	Service-charge income – Other

Debit and credit card income	42,126	35,229
Rental of safe deposit boxes	10,270	5,970
Other	47,769	29,503
	100,165	70,702

11.12)	Service-charge expense – Other

Debit and credit card expense	21,872	14,591
Turnover tax	20,823	13,212
Other	18,247	5,001
	60,942	32,804

11.13)	Administrative expenses - Other operating expenses

Maintenance, conservation and repair expenses	26,705	16,959
Security services	25,999	16,995
Electric power and communications	25,680	15,135
Leases and rentals	13,891	9,547
Stationery and office supplies	11,119	6,338
Insurance	4,661	3,620
	108,055	68,594

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

09/30/2007	09/30/2006

11.14)	Other income – Other

Gain (loss) on transactions or sale of bank premises and equipment, and other assets	4,923	10,622
Other adjustments and interest on other receivables	2,765	1,920
Credit cards	1,096	1,114
Leases and rentals	314	439
Certifications	297	291
Sale of guaranteed loans	142	4,992
Other	16,906	10,682
	26,443	30,060

11.15)	Other expense – Other

Tax on bank account transactions	18,460	12,061
Non-computable VAT credit	12,396	7,881
Shareholders’ personal assets tax	8,817	5,507
Corporate bonds issuance expenses	8,146
Turnover tax	1,441	1,145
Donations	1,188	910
Loss on sales or devaluation of bank premises and equipment	63	1,180
Commissions of the placing agent for the public offering of shares		12,167
Other	11,410	9,386
	61,921	50,237

12.	PORTFOLIO MANAGEMENT

In addition to the comments included in note 12 to the Bank’s stand-alone financial statements, as of September 30, 2007, and December 31, 2006, the subsidiary Banco del Tucumán S.A., manages a loan portfolio assigned as part of the process for the transfer of Banco San Miguel de Tucumán S.A. for an amount of 13,905 and 14,153, respectively.

13.	TRUST AGREEMENTS

Taking into account the versatility of this contractual device and the regulations in effect, different types of trusts may be identified. For an improved overview we propose the following classification according to the business purpose (from the Bank's point of view).

13.1.	Financial trusts for investment purposes:

The Bank and its subsidiaries have booked the following amounts (net of allowances and accruals) in their financial statements in relation to certificates of participation and financial trust debt securities holdings:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish - See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

Financial trust	09/30/2007	12/31/2006

Certificates of participation:

Investments of Banco Macro S.A. (a)	260,141	219,899

TST & AF (b)	33,595	32,741

NBB Agroprendas (c)	12,593	11,142

NBB Personales II (d)		6,969

Other (e)	22,824	11,764
Subtotal certificates of participation	329,153	282,515

Debt securities:

Investments of Banco Macro S.A. (a)	206,482	83,540

NBB Agroprendas (c)	1,318	2,575

NBB Personales II (d)		3,594

Other (f)		424
Subtotal debt securities	207,800	90,133
Total	536,953	372,648

(a)	See note 15. 1. to the stand-alone financial statements

(b)	Fideicomiso TST & AF

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer - Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, Permanent Representation Office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust CL, in their capacity as Beneficiaries, whereby the beneficiaries ratify the acceptance of the Trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

The purpose of the trust is to develop a real estate project and the subsequent sale thereof to settle the debt securities issued.

As per the latest accounting information available to date, corpus assets amounted to about 185,075.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

(c)	Fideicomiso Financiero NBB Agroprendas I

The Nuevo Banco Bisel S.A. Board of Directors, as part of the bank’s participation in the capital market, created a financial trust named “Agroprendas I” with collateral loans. The trust follows the terms under Law No. 24,441, its public offering being authorized by the CNV and its listing being authorized by the Stock Exchange of Rosario.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

(d)	Fideicomiso Financiero NBB Personales II

The Board of Directors of Nuevo Banco Bisel S.A., as part of the bank’s participation in the capital market, authorized the issuance of a second series of a financial trust created with personal loans called NBB Personales II, through the creation of financial trusts. The trust follows the terms under Law No. 24,441, its public offering being authorized by the CNV and its listing being authorized by the Stock Exchange of Rosario.

(e)
As of September 30, 2007, it included the holdings booked by subsidiaries Nuevo Banco Suquía S.A., Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. for an amount of 3,201, 9,754 and 9,869, respectively, and as of December 31, 2006, it included the holdings booked by subsidiaries Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. for an amount of 2,834 and 8,930, respectively.

(f)	As of December 31, 2006, it included holdings booked by the subsidiary Banco del Tucumán S.A. for an amount of 424.

13.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

The Bank’s subsidiaries transferred financial assets (loans) for the purpose of issuing securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

The main trusts in effect, created using assets transferred by the Bank’s subsidiaries, are listed below:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
NBB Agroprendas I	Nuevo Banco Bisel S.A.	Equity Trust Company (Arg) S.A.	Nuevo Banco Bisel S.A. and others	08/31/2006	28,227(1)

(1)	Amount of the corpus assets, as per the latest accounting information available to date.

13.3.	Trusts guaranteeing loans granted by the Bank’s subsidiaries.

Under this kind of trust, and guaranteeing an obligation, the Trustor transfers an asset or property ownership right to a trust, the Beneficiary of which shall be the creditor. This is common in the Argentine banking market, where a bank may, in some cases, require that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance. In some cases trusts do not involve assets or liabilities, but simply act as conduits to collect cash and send it to the bank for the payment of the debtor’s loans and in this way ensure compliance of the obligations assumed by the Trustor and guaranteed through the trust.

Provided there is no noncompliance or there are no delays in the obligations assumed vis-à-vis the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

Name	Trustor	Trustee	Beneficiary	Creation date	Funds Managed
Fideicomiso de Garantía Altos de la Calera I	Altos de la Calera S.A.	S.I.A.S.A.	Nuevo Banco Suquía S.A.	08/07/2006	87(1)
Fideicomiso de Garantía Santa Rosa	Grandaunt Construcciones S.A.	S.I.A.S.A.	Nuevo Banco Suquía S.A.	08/09/2007	174(1)

(1)	The Bank estimated the value of the managed assets based on the amount pending amortization of the as of September 30, 2007, of the loans granted.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Translation of financial statements originally issued in Spanish - See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

13.4.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements.

The Bank’s subsidiaries entered into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, and pay invoices and fees established in the respective agreements.

(b)	To promote the productive development of micro-, small- and medium-sized companies.

Below is a breakdown of the trusts that are effective to date:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Mypes II	Ministry of Economy and Production	S.I.A.S.A.	Ministry of Economy and Production	05/26/2004	19,261(1)
Fideicomiso Puerto Madero Siete	Investors (natural persons)	S.I.A.S.A.	Investors (natural persons)	09/27/2005	122,439(1)
Fideicomiso Financiero "Racing por Siempre I "	Blanquiceleste S.A.	S.I.A.S.A..	Blanquiceleste S.A.	10/23/2006	11,532(1)
Fideicomiso de Garantía SINERGIA	Natural persons	S.I.A.S.A.	Natural persons	07/23/2007	12,440(2)
Hospital Privado Centro Médico de Cordoba S.A.	Hospital Privado Centro Médico de Cordoba S.A.	Nuevo Banco Suquía S.A.	International Finance Corporation	08/29/2002	538(1)

(1)	Amount of the corpus assets, as per the latest accounting information available to date.

(2)	The Bank estimated the value of the managed assets based on the amount pending amortization as of September 30, 2007, of the loans granted.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2007	12/31/2006
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
- Local

Federal government bonds in pesos – Maturity: 2008	33,822	33,822	500
Federal government bonds in US dollars at LIBOR - Maturity: 2012	103,402	103,402	107,189
Federal government bonds in US dollars at LIBOR - Maturity: 2013	3,250	3,250	4,075
Federal government bonds in pesos – Maturity: 2014	9,155	9,155	11,953
Argentine Government bonds in US dollars at 7% - Maturity: 2011- BONAR V	1,688	1,688	2,128
Consolidation bonds in pesos – Fourth series	1,159	1,159	1,971
Consolidation bonds in pesos – Second series at 2%	170	170
Consolidation bonds of social security payables in pesos – Third series at 2%	39,761	39,761	523
Discount bonds denominated in pesos maturing 2033	21,288	21,288	4,143
Par bonds denominated in US dollars maturing 2038 (governed by Argentine legislation)	349	349	280
Par bonds denominated in US dollars maturing 2038 (governed by New York State legislation)	684	684
GDP-related securities in pesos - Maturity: 2035	1,217	1,217	2,337
GDP-related eligible securities in US dollars maturing 2035 (governed by New York State legislation)	246	246
Federal government bonds in pesos at 7% - Maturity: 2017	14,457	14,457
Secured bonds under Presidential Decree No. 1,579/02	33,685	33,685	36,414
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán – Consadep – Series 1	2,749	2,749	1,905
Consolidation bonds of social security payables in pesos – Fourth Series	1,836	1,836	3,628
Federal government bonds in pesos at 2% – Maturity: 2007			92,049
Quasi-par securities in pesos - Maturity: 2045			2,920
Treasury Notes - Maturity: 02/15/07			30,851
Other		427	1,199
Subtotal holdings for trading or financial intermediation		269,345	304,065

Unlisted government securities
- Local
Province of Tucumán bonds - Second series in dollars at 9,45%	5,974	5,974	169
Federal government bonds in US dollars at LIBOR - Maturity: 2013	13,237	13,237	13,254
Other		47	18
Subtotal unlisted government securities		19,258	13,441

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2007		12/31/2006
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Listed – Own Portfolio
Central Bank of Argentina bills in pesos – Maturity: 11/28/07	491	491
Central Bank of Argentina bills in pesos – Maturity: 02/21/07			14,080
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07			18,383
Subtotal Central Bank of Argentina Bills -listed - Own portfolio		491	32,463

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 10/15/08	732,438	732,438
Subtotal Central Bank of Argentina Bills - Under repo transactions		732,438

Central Bank of Argentina notes - Listed - Own portfolio

Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/21/07	444,849	444,849	283,050
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/28/07	2,023	2,023
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	533,579	533,579	430,251
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	350,074	350,074	322,444
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08	207,739	207,739	91,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	199,373	199,373	134,197
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08	211,861	211,861	117,534
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08	182,903	182,903	89,131
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	51,478	51,478	30,164
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	277,981	277,981	175,275
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	342,693	342,693	287,043
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	152,106	152,106	143,290
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	243,548	243,548	229,163
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	131,007	131,007
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/21/09	179,774	179,774
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/11/09	217,128	217,128
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/11/09	28,978	28,978
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	1,955	1,955
Central Bank of Argentina notes in pesos adjustable by CER - Maturity: 01/23/08	94,048	94,048	97,951
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/11/07			30,900
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/18/07			2,004
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07			264,756
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/11/07			11,684
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/08/07			5,065

Subtotal Central Bank of Argentina notes - Listed - Own portfolio		3,853,097	2,745,072

Subotal instruments issued by the Central Bank of Argentina		4,586,026	2,777,535

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2007		12/31/2006
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Contd.)		4,586,026	2,777,535

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08			3,409
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08			6,075
Subtotal Central Bank of Argentina Notes - Under repo transactions			9,484
Total instruments issued by the Central Bank of Argentina		4,586,026	2,787,019
Total government securities		4,874,629	3,104,525

INVESTMENTS IN LISTED PRIVATE SECURITIES
Corporate Bonds- Telefónica de Argentina S.A.		13,610	5,592
Mutual Funds - PIONERO LATAM		12,448
Frankling Templeton Funds		10,187
Corporate Bonds - Panamerican Energy LLC		9,741
Mutual Funds - PIONERO Renta		4,413	4,091
Mutual Funds - PIONERO Pesos		3,849	5,933
Corporate Bonds - Pesaar		3,392
Corporate Bonds - Roche Holding		3,251
Corporate Bonds - YPF		2,928	1,256
Shares - Quickfood		2,640
Mutual Fund - PIONERO Renta Ahorro		1,118	1,413
Shares - Ishares INC		900
Others		3,171	100,174
Total Investments in listed private securities		71,648	118,459
Total government and private securities (1)		4,946,277	3,222,984

(1) As of September 30, 2007 and December 31, 2006, the Bank booked allowances for impairment in value amounting to 29.

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 27, 2007

MACRO BANK INC.

By:	/s/ Roberto Eilbaum
Name: Roberto Eilbaum Title: Attorney-in-fact